   Exhibit 99.9

Ind AS Standalone

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Standalone Financial Statements

Opinion

We have audited the accompanying interim condensed standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Condensed Balance Sheet as at March 31, 2020, the Condensed Statement of Profit and Loss (including Other Comprehensive Income) for the three months and year ended on that date, the Condensed Statement of Changes in Equity and the Condensed Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Indian Accounting Standard 34 - “Interim Financial Reporting” (“Ind AS 34’) prescribed under section 133 of the Companies Act, 2013 (the “Act”) and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2020, the profit and total comprehensive income for the three months and year ended on that date, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Emphasis of Matter

As more fully described in Note 2.20 to the Interim Condensed Standalone Financial Statements, the Company is responding to inquiries from Indian regulatory authorities. The scope, duration or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Management Responsibilities for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, total comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS 34 and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim condensed standalone financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed standalone financial statements, including the disclosures, and whether the interim condensed standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the interim condensed standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed standalone financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No.117366W/W-100018)

Sanjiv V. Pilgaonkar

Place: Mumbai Date: April 20, 2020	Partner (Membership No. 039826) UDIN: 20039826AAAABX3754

INFOSYS LIMITED

Condensed Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the three months and year ended March 31, 2020

Index
Condensed Balance Sheet
Condensed Statement of Profit and Loss
Condensed Statement of Changes in Equity
Condensed Statement of Cash Flows
Overview and notes to the financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates
2. Notes to financial statements
2.1 Property, plant and equipment
2.2 Leases
2.3 Investments and assets held for sale
2.4 Loans
2.5 Other financial assets
2.6 Trade Receivables
2.7 Cash and cash equivalents
2.8 Other assets
2.9 Financial instruments
2.10 Equity
2.11 Other financial liabilities
2.12 Trade payables
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Reconciliation of basic and diluted shares used in computing earning per share
2.20 Contingent liabilities and commitments
2.21 Related party transactions
2.22 Segment Reporting

INFOSYS LIMITED

(In ₹ crore)

Condensed Balance Sheet as at	Note No.	March 31, 2020	March 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	2.1	11,092	10,394
Right-of-use assets	2.2	2,805	–
Capital work-in-progress		945	1,212
Goodwill		29	29
Other intangible assets		48	74
Financial assets
Investments	2.3	13,916	12,062
Loans	2.4	298	16
Other financial assets	2.5	613	196
Deferred tax assets (net)		1,429	1,114
Income tax assets (net)		4,773	5,870
Other non-current assets	2.8	1,273	1,740
Total non - current Assets		37,221	32,707
Current assets
Financial assets
Investments	2.3	4,006	6,077
Trade receivables	2.6	15,459	13,370
Cash and cash equivalents	2.7	13,562	15,551
Loans	2.4	307	1,048
Other financial assets	2.5	4,398	4,834
Income tax assets (net)		–	423
Other current assets	2.8	6,088	4,920
Total current assets		43,820	46,223
Total Assets		81,041	78,930
EQUITY AND LIABILITIES
Equity
Equity share capital	2.10	2,129	2,178
Other equity		60,105	60,533
Total equity		62,234	62,711
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.2	2,775	–
Other financial liabilities	2.11	49	79
Deferred tax liabilities (net)		556	541
Other non-current liabilities	2.13	207	169
Total non - current liabilities		3,587	789
Current liabilities
Financial liabilities
Trade payables	2.12
Total outstanding dues of micro enterprises and small enterprises		–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		1,529	1,604
Lease liabilities	2.2	390	–
Other financial liabilities	2.11	7,936	8,528
Other current liabilities	2.13	3,557	3,335
Provisions	2.14	506	505
Income tax liabilities (net)		1,302	1,458
Total current liabilities		15,220	15,430
Total equity and liabilities		81,041	78,930

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration Number: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

(In ₹ crore except equity share and per equity share data)

Condensed Statement of Profit and Loss for the	Note No.	Three months ended March 31,		Year ended March 31,
		2020	2019	2020	2019
Revenue from operations	2.16	20,187	18,935	79,047	73,107
Other income, net	2.17	585	639	2,700	2,852
Total income		20,772	19,574	81,747	75,959
Expenses
Employee benefit expenses	2.18	10,666	10,198	42,434	38,296
Cost of technical sub-contractors		2,168	2,040	8,447	7,646
Travel expenses		564	486	2,241	1,906
Cost of software packages and others	2.18	457	392	1,656	1,646
Communication expenses		100	87	381	339
Consultancy and professional charges		284	312	1,066	1,096
Depreciation and amortization expense		548	429	2,144	1,599
Finance cost	2.2	31	–	114	–
Other expenses	2.18	826	677	2,787	2,770
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for sale"	2.3.1	–	–	–	469
Reduction in the fair value of assets held for sale	2.3.1	–	–	–	265
Total expenses		15,644	14,621	61,270	56,032
Profit before tax		5,128	4,953	20,477	19,927
Tax expense:
Current tax	2.15	1,194	1,053	5,235	5,189
Deferred tax	2.15	(135)	80	(301)	36
Profit for the period		4,069	3,820	15,543	14,702
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(25)	(3)	(184)	(21)
Equity instruments through other comprehensive income, net		(3)	9	(31)	78
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		–	(15)	(36)	21
Fair value changes on investments, net	2.3	13	22	17	1
Total other comprehensive income/ (loss), net of tax		(15)	13	(234)	79
Total comprehensive income for the period		4,054	3,833	15,309	14,781
Earnings per equity share
Equity shares of par value ₹5/- each
Basic (₹)		9.55	8.75	36.34	33.66
Diluted (₹)		9.55	8.74	36.32	33.64
Weighted average equity shares used in computing earnings per equity share
Basic	2.19	4,25,87,77,469	4,36,77,59,601	4,27,70,30,249	4,36,82,12,119
Diluted	2.19	4,26,04,38,735	4,36,98,24,380	4,27,98,08,826	4,37,04,12,348

The accompanying notes form an integral part of the interim condensed standalone financial statements.

 As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration Number: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In ₹ crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve		Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
							Capital reserve	Other reserves(2)
Balance as at April 1, 2018	1,092	28	55,671	1,677	130	1,559	54	3,219	56	2	–	14	63,502
Changes in equity for the year ended March 31, 2019
Profit for the period	–	–	14,702	–	–	–	–	–	–	–	–	–	14,702
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	(21)	(21)
Equity instruments through other comprehensive income* (refer note no. 2.3)	–	–	–	–	–	–	–	–	–	78	–	–	78
Fair value changes on derivatives designated as cash flow hedge* (refer note no. 2.9)	–	–	–	–	–	–	–	–	–	–	21	–	21
Fair value changes on investments, net* (refer note no. 2.3)	–	–	–	–	–	–	–	–	–	–	–	1	1
Total comprehensive income for the period	–	–	14,702	–	–	–	–	–	–	78	21	(20)	14,781
Transfer to general reserve	–	–	(1,615)	1,615	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,306)	–	–	2,306	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,386	–	–	(1,386)	–	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback	–	–	–	(5)	–	–	–	–	5	–	–	–	–
Exercise of stock options (refer note no. 2.10)	–	99	–	–	(99)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Increase in share capital on account of Bonus issue	1,092	–	–	–	–	–	–	–	–	–	–	–	1,092
Amount utilised for Bonus issue	–	–	–	(1,092)	–	–	–	–	–	–	–	–	(1,092)
Share based payment to employees (refer note no. 2.10)	–	–	–	–	197	–	–	–	–	–	–	–	197
Income tax benefit arising on exercise of stock options	–	8	–	–	–	–	–	–	–	–	–	–	8
Buyback of equity shares	(6)	–	–	(1,994)	–	–	–	–	–	–	–	–	(2,000)
Transaction cost relating to buyback*	–	–	–	(12)	–	–	–	–	–	–	–	–	(12)
Dividends (including dividend distribution tax)	–	–	(13,768)	–	–	–	–	–	–	–	–	–	(13,768)
Share issued on exercise of employee stock options (refer note no. 2.10)	–	3	–	–	–	–	–	–	–	–	–	–	3
Balance as at March 31, 2019	2,178	138	54,070	190	227	2,479	54	3,219	61	80	21	(6)	62,711

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In ₹ crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve		Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
							Capital reserve	Other reserves(2)
Balance as at April 1, 2019	2,178	138	54,070	190	227	2,479	54	3,219	61	80	21	(6)	62,711
Impact on account of adoption of Ind AS 116 (Refer to note 2.2)	–	–	(17)	–	–	–	–	–	–	–	–	–	(17)
	2,178	138	54,053	190	227	2,479	54	3,219	61	80	21	(6)	62,694
Changes in equity for the year ended March 31, 2020
Profit for the period	–	–	15,543	–	–	–	–	–	–	–	–	–	15,543
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	(184)	(184)
Equity instruments through other comprehensive income*	–	–	–	–	–	–	–	–	–	(31)	–	–	(31)
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	–	–	–	–	(36)	–	(36)
Fair value changes on investments*	–	–	–	–	–	–	–	–	–	–	–	17	17
Total comprehensive income for the period	–	–	15,543	–	–	–	–	–	–	(31)	(36)	(167)	15,309
Transfer to general reserve	–	–	(1,470)	1,470	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,464)	–	–	2,464	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,036	–	–	(1,036)	–	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback (refer note no. 2.10)	–	–	–	(50)	–	–	–	–	50	–	–	–	–
Exercise of stock options (refer note no.2.10)	–	119	–	–	(119)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Shares issued on exercise of employee stock options (refer note no.2.10)	–	2	–	–	–	–	–	–	–	–	–	–	2
Effect of modification of equity settled share based payment awards to cash settled awards (refer note no.2.10)	–	–	(9)	–	(48)	–	–	–	–	–	–	–	(57)
Share based payments to employees (refer to note no. 2.10)	–	–	–	–	238	–	–	–	–	–	–	–	238
Reserves on common control transactions (refer to note no. 2.21)	–	–	–	–	–	–	–	(137)	–	–	–	–	(137)
Income tax benefit arising on exercise of stock options	–	9	–	–	–	–	–	–	–	–	–	–	9
Buyback of equity shares ( refer note no. 2.10)	(49)	–	(4,717)	(1,494)	–	–	–	–	–	–	–	–	(6,260)
Transaction cost relating to buyback* (refer note no 2.10)	–	–	–	(11)	–	–	–	–	–	–	–	–	(11)
Dividends (including dividend distribution tax)	–	–	(9,553)	–	–	–	–	–	–	–	–	–	(9,553)
Balance as at March 31, 2020	2,129	268	52,419	106	297	3,907	54	3,082	111	49	(15)	(173)	62,234

*net of tax

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration Number: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In ₹ crore)

Particulars	Note No.	Year ended March 31,
		2020	2019
Cash flow from operating activities:
Profit for the period		15,543	14,702
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.1	2,144	1,599
Income tax expense	2.15	4,934	5,225
Impairment loss recognized / (reversed) under expected credit loss model		127	176
Finance cost	2.2	114	–
Interest and dividend income		(1,502)	(1,996)
Stock compensation expense		226	–
Other adjustments		(248)	57
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for sale"	2.3.1	–	469
Reduction in the fair value of assets held for sale	2.3.1	–	265
Exchange differences on translation of assets and liabilities		17	80
Changes in assets and liabilities
Trade receivables and unbilled revenue		(3,621)	(2,268)
Other financial assets and other assets		319	(581)
Trade payables		(75)	866
Other financial liabilities, other liabilities and provisions		1,475	1,666
Cash generated from operations		19,453	20,260
Income taxes paid		(3,881)	(6,271)
Net cash generated by operating activities		15,572	13,989
Cash flow from investing activities:
Expenditure on property, plant and equipment		(3,063)	(2,306)
Deposits placed with corporations		(112)	(116)
Loans to employees		(2)	4
Loan given to subsidiaries		(1,210)	(678)
Loan repaid by subsidiaries		444	20
Proceeds from redemption of debentures		286	335
Investment in subsidiaries		(1,338)	(228)
Proceeds from return of investment		–	33
Payment towards acquisition of business	2.3	–	(261)
Payment of contingent consideration pertaining to acquisition		(6)	(6)
Redemption of escrow pertaining to buyback	2.5	257	(257)
Other receipts		46	–
Payments to acquire investments
Preference, equity securities and others		(41)	(18)
Liquid mutual fund units and fixed maturity plan securities		(30,500)	(72,889)
Tax free bonds and Government bonds		(11)	(11)
Certificates of deposit		(876)	(2,052)
Commercial paper		–	(491)
Non Convertible debentures		(733)	(100)
Government Securities		(1,561)	(838)
Others		(2)	–
Proceeds on sale of investments
Preference and equity securities		–	115
Liquid mutual fund units and fixed maturity plan securities		30,332	71,337
Tax free bonds and Government bonds		12	1
Non-convertible debentures		1,788	602
Certificates of deposit		2,175	5,150
Commercial paper		500	300
Government Securities		1,673	123
Others		9	–
Interest and dividend received		1,817	1,644
Net cash used in investing activities		(116)	(587)
Cash flow from financing activities:
Payment of lease liabilities	2.2	(364)	–
Buyback of equity shares including transaction cost		(7,478)	(813)
Shares issued on exercise of employee stock options		2	3
Payment of dividends (including dividend distribution tax)		(9,551)	(13,761)
Net cash used in financing activities		(17,391)	(14,571)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(54)	(50)
Net increase / (decrease) in cash and cash equivalents		(1,935)	(1,169)
Cash and cash equivalents at the beginning of the period	2.7	15,551	16,770
Cash and cash equivalents at the end of the period	2.7	13,562	15,551
Supplementary information:
Restricted cash balance	2.7	101	143

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration Number: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

Notes to the interim condensed standalone financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronic city, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The interim condensed standalone financial statements are approved for issue by the Company's Board of Directors on April 20, 2020.

1.2 Basis of preparation of financial statements

These interim condensed standalone financial statements are prepared in accordance with Indian Accounting Standard 34 (Ind AS 34), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed standalone financial statements do not include all the information required for a complete set of financial statements. These interim condensed standalone financial statements should be read in conjunction with the standalone financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2019. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID 19):

The company has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues and Investment in subsidiaries. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the company, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information, economic forecasts . The company has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these condensed financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer note no. 2.15 and note no. 2.20.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer note no. 2.1

d. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the company has concluded that no changes are required to lease period relating to the existing lease contracts. Refer note no 2.2

e. Non-current assets held for sale

Assets held for sale are measured at the lower of carrying amount or fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the assets held for sale has been estimated using valuation techniques (including income and market approach) which includes unobservable inputs. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale and its recoverable amount at the date of the subsequent decision not to sell . Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs.

f. Loss allowance for receivables and unbilled revenues

The company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The company considered current and anticipated future economic conditions relating to industries the company deals with and the countries where it operates. In calculating expected credit loss, the company has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID -19.

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)(2)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2020 are as follows:

(In ₹ crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2020	1,314	8,511	2,916	1,042	5,586	1,766	646	42	21,823
Additions	2	527	122	53	136	110	38	2	990
Deletions	–	–	–	(1)	(32)	(1)	(15)	(1)	(50)
Gross carrying value as at March 31, 2020	1,316	9,038	3,038	1,094	5,690	1,875	669	43	22,763
Accumulated depreciation as at January 1, 2020	–	(3,032)	(1,979)	(759)	(4,056)	(1,191)	(230)	(25)	(11,272)
Depreciation	–	(82)	(74)	(29)	(172)	(56)	(33)	(2)	(448)
Accumulated depreciation on deletions	–	–	–	1	31	1	15	1	49
Accumulated depreciation as at March 31, 2020	–	(3,114)	(2,053)	(787)	(4,197)	(1,246)	(248)	(26)	(11,671)
Carrying value as at January 1, 2020	1,314	5,479	937	283	1,530	575	416	17	10,551
Carrying value as at March 31, 2020	1,316	5,924	985	307	1,493	629	421	17	11,092

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2019 are as follows:

(In ₹ crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2019	1,269	640	7,784	2,341	908	4,746	1,344	305	34	19,371
Additions	36	–	402	325	58	419	131	111	3	1,485
Deletions	–	(47)	(116)	(54)	(28)	(113)	(21)	(2)	–	(381)
Gross carrying value as at March 31, 2019	1,305	593	8,070	2,612	938	5,052	1,454	414	37	20,475
Accumulated depreciation as at January 1, 2019	–	(34)	(2,827)	(1,739)	(665)	(3,534)	(1,011)	(133)	(20)	(9,963)
Depreciation	–	(1)	(73)	(69)	(28)	(184)	(44)	(22)	(1)	(422)
Accumulated depreciation on deletions	–	3	103	46	21	113	16	2	–	304
Accumulated depreciation as at March 31, 2019	–	(32)	(2,797)	(1,762)	(672)	(3,605)	(1,039)	(153)	(21)	(10,081)
Carrying value as at January 1, 2019	1,269	606	4,957	602	243	1,212	333	172	14	9,408
Carrying value as at March 31, 2019	1,305	561	5,273	850	266	1,447	415	261	16	10,394

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2020 are as follows:

(In ₹ crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,305	593	8,070	2,612	938	5,052	1,454	414	37	20,475
Additions	11		968	428	159	765	427	270	7	3,035
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.2)	–	(593)	–	–	–	–	–	–	–	(593)
Deletions	–	–	–	(2)	(3)	(127)	(6)	(15)	(1)	(154)
Gross carrying value as at March 31, 2020	1,316	–	9,038	3,038	1,094	5,690	1,875	669	43	22,763
Accumulated depreciation as at April 1, 2019	–	(32)	(2,797)	(1,762)	(672)	(3,605)	(1,039)	(153)	(21)	(10,081)
Depreciation	–		(317)	(293)	(118)	(718)	(213)	(110)	(6)	(1,775)
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.2)	–	32	–	–	–	–	–	–	–	32
Accumulated depreciation on deletions	–		–	2	3	126	6	15	1	153
Accumulated depreciation as at March 31, 2020	–	–	(3,114)	(2,053)	(787)	(4,197)	(1,246)	(248)	(26)	(11,671)
Carrying value as at April 1, 2019	1,305	561	5,273	850	266	1,447	415	261	16	10,394
Carrying value as at March 31, 2020	1,316	–	5,924	985	307	1,493	629	421	17	11,092

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2019 are as follows:

(In ₹ crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Additions	78	–	915	460	130	1,023	238	187	9	3,040
Deletions	–	(68)	(116)	(57)	(33)	(200)	(31)	(8)	(1)	(514)
Gross carrying value as at March 31, 2019	1,305	593	8,070	2,612	938	5,052	1,454	414	37	20,475
Accumulated depreciation as at April 1, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Depreciation	–	(5)	(278)	(285)	(116)	(660)	(169)	(54)	(5)	(1,572)
Accumulated depreciation on deletions	–	3	102	49	26	198	26	8	1	413
Accumulated depreciation as at March 31, 2019	–	(32)	(2,797)	(1,762)	(672)	(3,605)	(1,039)	(153)	(21)	(10,081)
Carrying value as at April 1, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027
Carrying value as at March 31, 2019	1,305	561	5,273	850	266	1,447	415	261	16	10,394

(1)	Buildings include ₹250/- being the value of five shares of ₹50/- each in Mittal Towers Premises Co-operative Society Limited.

(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

2.2 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes primarily consist of leases for land and buildings. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Company adopted Ind AS 116 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the Company recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the Company’s incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019.

On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of ₹1,861 crore, 'Net investment in sublease' of ROU asset of ₹430 crore and a lease liability of ₹2,491 crore. The cumulative effect of applying the standard, amounting to ₹17 crore was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the profit before tax, profit for the period and earnings per share. Ind AS 116 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The following is the summary of practical expedients elected on initial application:

1.	Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date

2.	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term on the date of initial application

3.	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

4.	Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, Ind AS 116 is applied only to contracts that were previously identified as leases under Ind AS 17.

The difference between the lease obligation recorded as of March 31, 2019 under Ind AS 17 disclosed under Note 2.19 of annual standalone financial statements forming part of 2019 Annual Report and the value of the lease liability as of April 1, 2019 is primarily on account of inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with Ind AS 116 and discounting the lease liabilities to the present value under Ind AS 116.

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 4.4%

Following are the changes in the carrying value of right of use assets for the three months ended March 31, 2020:

(In ₹ crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at January 1, 2020	555	1,974	42	2,571
Additions*	1	336	1	338
Deletion	–	(10)	–	(10)
Depreciation	(2)	(91)	(1)	(94)
Balance as at March 31, 2020	554	2,209	42	2,805

*Net of lease incentives of 47 crore related to lease of buildings

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2020:

(In ₹ crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2019	–	1,861	–	1,861
Reclassified on account of adoption of Ind AS 116 (refer to note 2.1)	561	–	–	561
Additions*	1	737	49	787
Deletion	(3)	(58)	–	(61)
Depreciation	(5)	(331)	(7)	(343)
Balance as at March 31, 2020	554	2,209	42	2,805

* Net of lease incentives of 101 crore related to lease of buildings

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2020

(In ₹ crore)

Particulars	As at
March 31, 2020
Current lease liabilities	390
Non-current lease liabilities	2,775
Total	3,165

The following is the movement in lease liabilities during the three months and year ended March 31, 2020:

(In ₹ crore)

Particulars	Three Months ended March 31, 2020	Year ended March 31, 2020
Balance at the beginning	2,790	2,491
Additions	425	886
Finance cost accrued during the period	31	114
Deletions	(10)	(61)
Payment of lease liabilities	(162)	(418)
Translation Difference	91	153
Balance at the end	3,165	3,165

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2020 on an undiscounted basis:

(In ₹ crore)

Particulars	As at
March 31, 2020
Less than one year	512
One to five years	1,744
More than five years	1,490
Total	3,746

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹13 crore and ₹37 crore for the three months ended March 31, 2020 and year ended March 31,2020 respectively.

Rental income on assets given on operating lease to subsidiaries was ₹14 crore and ₹58 crore for the three months ended March 31, 2020 and year ended March 31,2020 respectively.

The following is the movement in the net investment in sublease in ROU asset during the three months and year ended March 31, 2020:

(In ₹ crore)

Particulars	Three Months ended March 31, 2020	Year ended March 31, 2020
Balance at the beginning of the period	417	430
Interest income accrued during the period	4	15
Lease receipts	(12)	(46)
Translation Difference	24	34
Balance at the end of the period	433	433

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset as at March 31, 2020 on an undiscounted basis:

(In ₹ crore)

Particulars	As at
March 31, 2020
Less than one year	50
One to five years	217
More than five years	244
Total	511

Leases not yet commenced to which Company is committed amounts to 655 crore for a lease term ranging from 2 years to 13 years.

2.3 INVESTMENTS AND ASSETS HELD FOR SALE

(In ₹ crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current investments
Equity instruments of subsidiaries	7,553	6,349
Debentures of subsidiary	1,159	1,445
Redeemable Preference shares of subsidiary	1,318	–
Preference securities and equity instruments	103	90
Others	30	16
Tax free bonds	1,825	1,828
Government bonds	13	–
Fixed maturity plans securities	–	401
Non-convertible debentures	1,251	1,209
Government Securities	664	724
Total non-current investments	13,916	12,062
Current investments
Liquid mutual fund units	2,019	1,701
Certificates of deposit	886	2,123
Government bonds	–	12
Fixed maturity plans securities	428	–
Non-convertible debentures	673	1,746
Commercial paper	–	495
Total current investments	4,006	6,077
Total carrying value	17,922	18,139

(In ₹ crore, except as otherwise stated)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited	660	659
3,38,23,444 (3,38,22,319) equity shares of ₹10/- each, fully paid up
Infosys Technologies (China) Co. Limited	333	333
Infosys Technologies (Australia) Pty Limited (1)	–	5
Nil (1,01,08,869) equity shares of AUD 0.11 par value, fully paid
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologia do Brasil Ltda	–	276
Nil (12,84,20,748) shares of BRL 1.00 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	900	900
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of ₹10/- each, fully paid up
Infosys Nova Holdings LLC (1)	1,335	–
Infosys Consulting Pte Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Kallidus Inc.	150	150
10,21,35,416 (10,21,35,416) shares
Skava Systems Private Limited	59	59
25,000 (25,000) shares of ₹10/- each, fully paid up
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
Wongdoody Holding Company Inc	359	350
2,000 (2,000) shares
Infosys Luxembourg S.a r.l.	4	4
3,700 (3,700) shares
Infosys Austria GmBH ( formerly known as Lodestone Management Consultants GmbH)		–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	183	43
16,49,15,570 (8,26,56,605) shares of BRL 1 per share, fully paid up
Infosys Romania	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Investment in Redeemable Preference shares of subsidiary
Infosys Consulting Pte Ltd		–
24,92,00,000 (Nil) shares of SGD 1 per share, fully paid up	1,318
	8,871	6,349
Investment carried at amortized cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited
12,58,00,000 (14,45,00,000) Unsecured redeemable, non-convertible debentures of ₹ 100/- each fully paid up	1,159	1,445
	1,159	1,445
Investments carried at fair value through profit or loss
Others (2)	30	16
	30	16
Investment carried at fair value through other comprehensive income (FVOCI)
Preference securities	101	89
Equity instruments	2	1
	103	90
Quoted
Investments carried at amortized cost
Tax free bonds	1,825	1,828
Government bonds	13	–
	1,838	1,828
Investments carried at fair value through profit or loss
Fixed maturity plans securities	–	401
	–	401
Investments carried at fair value through other comprehensive income
Non-convertible debentures	1,251	1,209
Government Securities	664	724
	1,915	1,933
Total non-current investments	13,916	12,062
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	2,019	1,701
	2,019	1,701
Investments carried at fair value through other comprehensive income
Commercial paper	–	495
Certificates of deposit	886	2,123
	886	2,618
Quoted
Investments carried at amortized cost
Government bonds	–	12
	–	12
Investments carried at fair value through profit or loss
Fixed maturity plans securities	428	–
	428	–
Investments carried at fair value through other comprehensive income
Non-convertible debentures	673	1,746
	673	1,746
Total current investments	4,006	6,077
Total investments	17,922	18,139
Aggregate amount of quoted investments	4,854	5,920
Market value of quoted investments (including interest accrued), current	1,101	1,757
Market value of quoted investments (including interest accrued), non current	4,048	4,374
Aggregate amount of unquoted investments	13,068	12,219
(1) Aggregate amount of impairment in value of investments	121	122
Reduction in the fair value of assets held for sale	854	854
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	469	469
Investments carried at cost	8,871	6,349
Investments carried at amortized cost	2,997	3,285
Investments carried at fair value through other comprehensive income	3,577	6,387
Investments carried at fair value through profit or loss	2,477	2,118

(2)	Uncalled capital commitments outstanding as of March 31, 2020 and March 31, 2019 was ₹15 crore and ₹17 crore, respectively.

Refer note no. 2.9 for accounting policies on financial instruments.

Method of fair valuation:

(In ₹ crore)

Class of investment	Method	Fair value as at
		March 31, 2020	March 31, 2019
Liquid mutual fund units	Quoted price	2,019	1,701
Fixed maturity plan securities	Market observable inputs	428	401
Tax free bonds and government bonds	Quoted price and market observable inputs	2,135	2,048
Non-convertible debentures	Quoted price and market observable inputs	1,924	2,955
Government Securities	Quoted price	664	724
Certificate of deposits	Market observable inputs	886	2,123
Commercial paper	Market observable inputs	–	495
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model, etc.	103	90
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	30	16

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

Proposed transfer

On October 11, 2019 , the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiaries, Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transaction is between a holding company and a wholly owned subsidiary and the resulting impact would be recorded in “Business Transfer Reserve” at the time of transfer.

2.3.1 Assets held for sale

Accounting Policy

Non-current assets and Disposal Group are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and Disposal Group held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the "Held for sale" criteria.

In the year ended March 31, 2018 the Company had initiated identification and evaluation of potential buyers for the sale of its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya. The investment in these subsidiaries was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. During the year ended March 31, 2019, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of investment amounting to ₹265 crore in respect of Panaya.

Further, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the investments in Panaya and Skava does not meet the criteria for “Held for Sale’ classification because it is no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification “ as held for sale”) Accordingly, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the investment in subsidiaries, Panaya and Skava have been included in non-current investments line item in the standalone financial statements as at March 31, 2019.

On reclassification from “Held for sale”, the investment in subsidiaries, Panaya and Skava have been remeasured at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of ₹469 crore in respect of Skava in the standalone statement of profit and loss for the year ended March 31, 2019.

2.4 LOANS

(In ₹ crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non- Current
Loan receivables considered good - Unsecured
Loans to subsidiaries	277	–
Other Loans
Loans to employees	21	16
	298	16
Unsecured, considered doubtful
Other Loans
Loans to employees	24	18
	322	34
Less: Allowance for doubtful loans to employees	24	18
Total non - current loans	298	16
Current
Loan receivables considered good - Unsecured
Loans to subsidiaries	103	841
Other Loans
Loans to employees	204	207
Total current loans	307	1,048
Total Loans	605	1,064

2.5 OTHER FINANCIAL ASSETS

(In ₹ crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current
Security deposits (1)	46	47
Net investment in Sublease of right of use asset (refer to note 2.2) (1)	398	–
Rental deposits (1)	169	149
Total non-current other financial assets	613	196
Current
Security deposits (1)	1	1
Rental deposits (1)	4	3
Restricted deposits (1)*	1,643	1,531
Unbilled revenues (1)(5)#	1,973	1,541
Interest accrued but not due (1)	441	865
Foreign currency forward and options contracts (2)(3)	19	321
Net investment in Sublease of right of use asset (refer to note 2.2) (1)	35	–
Escrow and other deposits pertaining to buyback (refer to note 2.10)(1)	–	257
Others (1)(4)	282	315
Total current other financial assets	4,398	4,834
Total other financial assets	5,011	5,030
(1) Financial assets carried at amortized cost	4,992	4,709
(2) Financial assets carried at fair value through other comprehensive income	9	37
(3) Financial assets carried at fair value through Profit or Loss	10	284
(4) Includes dues from subsidiaries	65	34
(5) Includes dues from subsidiaries	84	51

*	Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.6 TRADE RECEIVABLES

(In ₹ crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Current
Unsecured
Considered good(2)	15,459	13,370
Considered doubtful	491	431
	15,950	13,801
Less: Allowances for credit losses	491	431
Total trade receivables(1)	15,459	13,370
(1) Includes dues from companies where directors are interested	–	–
(2) Includes dues from subsidiaries	408	325

2.7 CASH AND CASH EQUIVALENTS

(In ₹ crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Balances with banks
In current and deposit accounts	8,048	10,957
Cash on hand	–	–
Others
Deposits with financial institutions	5,514	4,594
Total Cash and cash equivalents	13,562	15,551
Balances with banks in unpaid dividend accounts	30	29
Deposit with more than 12 months maturity	6,171	6,048
Balances with banks held as margin money deposits against guarantees	71	114

Cash and cash equivalents as at March 31, 2020 and March 31, 2019 include restricted cash and bank balances of ₹101 crore and ₹143 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.8 OTHER ASSETS

(In ₹ crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current
Capital advances	310	486
Others
Prepaid expenses	51	95
Prepaid gratuity	143	25
Deferred contract cost	10	226
Withholding taxes and others	759	908
Total non-current other assets	1,273	1,740
Current
Advances other than capital advance
Payment to vendors for supply of goods	129	94
Others
Unbilled revenues(2)	3,856	2,904
Prepaid expenses (1)	736	580
Deferred contract cost	11	52
Withholding taxes and others	1,356	1,290
Total current other assets	6,088	4,920
Total other assets	7,361	6,660
(1) Includes dues from subsidiaries	168	109
(2) Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. As at March 31, 2020 Cenvat recoverable includes ₹355 crore which are pending adjudication. The Company expects these amounts to be sustainable on adjudication and recoverable on final resolution.

2.9 FINANCIAL INSTRUMENTS

Accounting Policy

2.9.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.9.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.9.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.9.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to financial instruments by category table below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.9.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of profit or loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2020 are as follows:

(In ₹ crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7)	13,562	–	–	–	–	13,562	13,562
Investments (Refer note no.2.3)
Preference securities, Equity instruments and others	–	–	30	103	–	133	133
Tax free bonds and government bonds	1,838	–	–	–	–	1,838	2,135(2)
Liquid mutual fund units	–	–	2,019	–	–	2,019	2,019
Redeemable, non-convertible debentures (1)	1,159	–	–	–	–	1,159	1,159
Fixed maturity plan securities	–	–	428	–	–	428	428
Commercial Paper	–	–	–	–	–	–	–
Certificates of deposit	–	–	–	–	886	886	886
Non convertible debentures	–	–	–	–	1,924	1,924	1,924
Government Securities	–	–	–	–	664	664	664
Trade receivables (Refer Note no. 2.6)	15,459	–	–	–	–	15,459	15,459
Loans (Refer note no. 2.4)	605	–	–	–	–	605	605
Other financial assets (Refer Note no. 2.5) (4)	4,992	–	10	–	9	5,011	4,929(3)
Total	37,615	–	2,487	103	3,483	43,688	43,903
Liabilities:
Trade payables (Refer Note no. 2.12)	1,529	–	–	–	–	1,529	1,529
Lease liabilities (Refer Note no. 2.2)	3,165	–	–	–	–	3,165	3,165
Other financial liabilities (Refer Note no. 2.11)	5,827	–	592	–	20	6,439	6,439
Total	10,521	–	592	–	20	11,133	11,133

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of ₹82 crore

(4)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2019 were as follows:

(In ₹ crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7)	15,551	–	–	–	–	15,551	15,551
Investments (Refer Note no. 2.3)
Preference securities, Equity instruments and others	–	–	16	90	–	106	106
Tax free bonds and government bonds	1,840	–	–	–	–	1,840	2,048(2)
Liquid mutual fund units	–	–	1,701	–	–	1,701	1,701
Redeemable, non-convertible debentures (1)	1,445	–	–	–	–	1,445	1,445
Fixed maturity plan securities	–	–	401	–	–	401	401
Certificates of deposit	–	–	–	–	2,123	2,123	2,123
Government Securities	–	–	–	–	724	724	724
Non convertible debentures	–	–	–	–	2,955	2,955	2,955
Commercial paper	–	–	–	–	495	495	495
Trade receivables (Refer Note no. 2.6)	13,370	–	–	–	–	13,370	13,370
Loans (Refer note no. 2.4)	1,064	–	–	–	–	1,064	1,064
Other financial assets (Refer Note no. 2.5)(4)	4,709	–	284	–	37	5,030	4,948(3)
Total	37,979	–	2,402	90	6,334	46,805	46,931
Liabilities:
Trade payables (Refer note no. 2.12)	1,604	–	–	–	–	1,604	1,604
Other financial liabilities (Refer Note no. 2.11)	7,067	–	128	–	1	7,196	7,196
Total	8,671	–	128	–	1	8,800	8,800

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of ₹82 crore

(4)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at March 31, 2020 is as follows:

(In ₹ crore)

Particulars	March 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer note no. 2.3)	2,122	1,960	162	–
Investments in government bonds (Refer note no. 2.3)	13	13	–	–
Investments in liquid mutual fund units (Refer note no. 2.3)	2,019	2,019	–	–
Investments in equity instruments (Refer note no. 2.3)	2	–	–	2
Investments in preference securities (Refer note no. 2.3)	101	–	–	101
Investments in fixed maturity plan securities (Refer note no. 2.3)	428	–	428	–
Investments in certificates of deposit (Refer note no. 2.3)	886	886	–	–
Investments in non convertible debentures (Refer note no. 2.3)	1,924	1,558	366	–
Investments in government securities (Refer note no. 2.3)	664	664	–	–
Other investments (Refer note no. 2.3)	30	–	–	30
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer note no. 2.5)	19	–	19	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note no. 2.11)	461	–	461	–
Liability towards contingent consideration (Refer note no. 2.11)(1)	151	–	–	151

(1)Discount rate pertaining to contingent consideration is 14%

During the year ended March 31, 2020, tax free bonds and non-convertible debentures of ₹518 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and tax free bonds of ₹50 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2019 was as follows:

(In ₹ crore)

Particulars	March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in government securities (Refer Note no. 2.3)	724	724	–	–
Investments in tax free bonds (Refer Note no. 2.3)	2,036	1,765	271	–
Investments in liquid mutual fund units (Refer Note no. 2.3)	1,701	1,701	–	–
Investments in government bonds (Refer Note no. 2.3)	12	12	–	–
Investments in equity instruments (Refer Note no. 2.3)	1	–	–	1
Investments in preference securities (Refer Note no. 2.3)	89	–	–	89
Investments in fixed maturity plan securities (Refer Note no. 2.3)	401	–	401	–
Investments in certificates of deposit (Refer Note no. 2.3)	2,123	–	2,123	–
Investments in non convertible debentures (Refer Note no. 2.3)	2,955	1,612	1,343	–
Investments in commercial paper (Refer Note no. 2.3)	495	–	495	–
Other investments (Refer Note no. 2.3)	16	–	–	16
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.5)	321	–	321	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note 2.11)	13	–	13	–
Liability towards contingent consideration (Refer note no. 2.11)(1)	116	–	–	116

(1)Discount rate pertaining to contingent consideration ranges from 10% to 16%

During the year ended March 31, 2019, tax free bonds and non-convertible debentures of ₹336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and ₹746 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

2.10 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital . Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

In December 2017, Ind AS 12 – Income Taxes was amended which clarified that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. On April 1, 2019, the Company adopted these amendments and there was no impact of these amendments on the Company’s financial statements.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium.

Share Options Outstanding Account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.10.1 EQUITY SHARE CAPITAL

(In ₹ crore, except as otherwise stated)

Particulars	As at
	March 31, 2020	March 31, 2019
Authorized
Equity shares, ₹5/- par value
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, ₹5/- par value (1)	2,129	2,178
4,25,89,92,566 (4,35,62,79,444) equity shares fully paid-up
	2,129	2,178

(1) Refer note no. 2.19 for details of basic and diluted shares

Forfeited shares amounted to ₹1,500/- (₹1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

Update on buyback of equity shares

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019 . During this buyback period the Company had purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buy back price of ₹747/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2020, the Company has created ‘Capital Redemption Reserve’ of ₹55 crore equal to the nominal value of the above shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2020, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2020 and March 31, 2019 is set out below:

in ₹ crore, except as stated otherwise

Particulars	As at March 31, 2020		As at March 31, 2019
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,35,62,79,444	2,178	2,18,41,14,257	1,092
Add: Shares issued on exercise of employee stock options -before bonus issue	–	–	77,233	–
Add: Bonus shares issued	–	–	2,18,41,91,490	1,092
Add: Shares issued on exercise of employee stock options - after bonus issue	580,388	–	548,464	–
Less: Shares bought back(1)(2)	9,78,67,266	49	1,26,52,000	6
As at the end of the period	4,25,89,92,566	2,129	4,35,62,79,444	2,178

(1)	Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

(2)	Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

2.10.2 DIVIDEND

Final dividend on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

Effective fiscal 2018 the Company’s policy was to pay up to 70% of the free cash flow annually by way of dividend and/or buyback.

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

(in ₹)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Interim Dividend for fiscal 2020	–	–	8.00	–
Final Dividend for fiscal 2019	–	–	10.50	–
Interim Dividend for fiscal 2019	–	–	–	7.00
Special dividend for fiscal 2019*	–	4.00	–	4.00
Final Dividend for fiscal 2018*	–	–	–	10.25
Special dividend for fiscal 2018*	–	–	–	5.00

* Dividend per share declared previously, retrospectively adjusted for September 2018 bonus issue

During the year ended March 31, 2020 on account of the final dividend for fiscal 2020, and interim dividend for fiscal 2020 the Company has incurred a net cash outflow of 8,624 crore inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 20, 2020 recommended a final dividend of 9.50/- per equity share for the financial year ended March 31, 2020. This payment is subject to the approval of shareholders in the Annual General Meeting of the Company. In view of COVID-19, the Company is working on an Annual General Meeting date which will be announced by the company in due course. This final dividend if approved by shareholders would result in a net cash outflow of approximately 4,046 crore.

2.10.3 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting , the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan , upto 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and remuneration committee). The performance parameters will be based on a combination of relative total shareholders return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated , all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 18,239,356 and 20,324,982 shares as at March 31, 2020 and March 31, 2019, respectively under the 2015 plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2020 and March 31, 2019.

The following is the summary of grants during the three months and year ended March 31, 2020 and March 31, 2019 :

Particulars	2019 plan				2015 plan
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019*	2020	2019	2020	2019*
Equity settled RSU
KMPs	169,000	–	356,793	–	295,800	458,330	507,896	675,530
Employees other than KMPs	1,734,500	–	1,734,500	–	1,370,250	1,878,050	3,346,280	3,665,170
	1,903,500	–	2,091,293	–	1,666,050	2,336,380	3,854,176	4,340,700
Cash settled RSU
KMPs	–	–	–	–	180,400	–	180,400	–
Employees other than KMPs	–	–	–	–	377,260	21,500	475,740	74,090
	–	–	–	–	557,660	21,500	656,140	74,090
Total Grants	1,903,500	–	2,091,293	–	2,223,710	2,357,880	4,510,316	44,14,790

* Information is adjusted for September, 2018 bonus issue

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 41,782 RSUs was made effective February 27, 2020 for fiscal 2020. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2020, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The Board, on April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to ₹13 crore for the financial year 2020 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 177,887 performance based RSU’s were granted effective May 2, 2019.

In accordance with the shareholders approval in the Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved to amend the vesting period of the annual performance equity grant from three years to one year. Accordingly the vesting period of 217,200 (adjusted for September 2018 bonus issue) performance based RSUs granted effective May 2, 2018 and 177,887 performance based RSU's granted effective May 2,2019 have been amended to one year.

Under the 2019 plan:

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore for financial year 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 134,138 performance based RSU’s were granted effective June 22, 2019.

COO and Whole time director

Under the 2015 plan:

On February 20, 2020, Based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time-based grant of 58,650 RSUs granted effective February 27, 2020.

Under the 2019 plan:

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹4 crore for financial year 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 53,655 performance based RSU’s were granted effective June 22, 2019.

Other KMPs

Under the 2015 plan:

On April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 10,263 RSUs and time based grant of 23,946 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2019. The time based RSUs will generally vest over four years and the performance based RSUs will vest over three years based on certain performance targets.

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 375,768 RSUs to other KMPs under the 2015 plan. The grants were made effective February 27, 2020. These RSUs will vest over four years.

Under the 2019 plan:

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grants of 169,000 RSUs to other KMPs under the 2019 plan. The grants were made effective February 27, 2020. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense

(in ₹ crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Granted to:
KMP	11	10	56	33
Employees other than KMP	49	43	170	149
Total (1)	60	53	226	182
(1) Cash settled stock compensation expense included in the above	7	1	10	2

Share based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the company issued stock appreciation rights as replacement for outstanding ADS settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts' dated October 10, 2019 which prohibited companies to allot ADS to Indian residents and Non resident Indians. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of ₹57 crore is recognized as financial liability with a corresponding adjustment to equity.

The fair values of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant with the following assumptions:

Particulars	For options granted in
	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS-RSU
Weighted average share price (₹) / ($ ADS)(1)	728	10.52	696	10.77
Exercise price (₹)/ ($ADS)(1)	5.00	0.07	3.31	0.06
Expected volatility (%)	22-30	22-26	21-25	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2.65	2.65
Risk-free interest rate (%)	6-7	1-3	7-8	2-3
Weighted average fair value as on grant date (₹) / ($ADS)(1)	607	7.84	648	10.03

(1)Fiscal 2019 values are adjusted for September 2018 bonus issue wherever applicable

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.11 OTHER FINANCIAL LIABILITIES

(In ₹ crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current
Others
Compensated absences	32	38
Accrued compensation to employees	12	–
Payable for acquisition of business- Contingent consideration	–	41
Rental deposit	5	–
Total non-current other financial liabilities	49	79
Current
Unpaid dividends	30	29
Others
Accrued compensation to employees	2,264	2,006
Accrued expenses (1)	2,646	2,310
Retention monies	30	60
Payable for acquisition of business - Contingent consideration	151	75
Capital creditors	254	653
Financial liability relating to buyback #	–	1,202
Compensated absences	1,497	1,373
Other payables (2)	603	807
Foreign currency forward and options contracts	461	13
Total current other financial liabilities	7,936	8,528
Total other financial liabilities	7,985	8,607
Financial liability carried at amortized cost	5,827	7,067
Financial liability carried at fair value through profit or loss	592	128
Financial liability carried at fair value through other comprehensive income	20	1
Contingent consideration on undiscounted basis	152	135
(1) Includes dues to subsidiaries	2	6
(2) Includes dues to subsidiaries	47	13

#	In accordance with Ind AS 32 Financial Instruments: Presentation, the Company has recorded a financial liability as at March 31, 2019 for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (refer to note 2.10). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings. The liability has been utilized towards buyback of equity shares which was completed on August 26, 2019.

2.12 TRADE PAYABLES

(In ₹ crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Trade payables(1)	1,529	1,604
Total trade payables	1,529	1,604
(1)Includes dues to subsidiaries	271	220

2.13 OTHER LIABILITIES

(In ₹ crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non current
Accrued provident fund liability (refer to note 2.18.2)	185	–
Others
Deferred income	22	29
Deferred rent (refer to note 2.2)	–	140
Total non - current other liabilities	207	169
Current
Accrued provident fund liability (refer to note 2.18.2)	64	–
Unearned revenue	2,140	2,094
Client deposits	9	19
Others
Withholding taxes and others	1,344	1,168
Deferred rent (refer to note 2.2)	–	54
Total current other liabilities	3,557	3,335
Total other liabilities	3,764	3,504

2.14 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and others

(In ₹ crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Current
Others
Post-sales client support and others	506	505
Total provisions	506	505

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.15 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the statement of profit and loss comprises:

(In ₹ crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Current taxes	1,194	1,053	5,235	5,189
Deferred taxes	(135)	80	(301)	36
Income tax expense	1,059	1,133	4,934	5,225

During the year ended March 31, 2019, the Company entered into Advance Pricing Agreement (APA) in overseas jurisdictions resulting in a reversal of income tax expense of 94 crore which pertained to prior periods.

Additionally, income tax expense for the three months ended March 31, 2020 and March 31, 2019 includes reversal (net of provisions) of ₹175 crore and includes provisions (net of reversals) ₹73 crore, respectively. Income tax expense for the year ended March 31, 2020 and March 31, 2019 includes reversal (net of provisions) of ₹298 crore and ₹97 crore, respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

Deferred income tax for the three months and year ended March 31, 2020 and March 31, 2019, substantially relates to origination and reversal of temporary differences.

2.16 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, and from licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the lives of the contracts and are recognized in profit or loss in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them. Any capitalized contract costs are amortized, with the expense recognised as the Company transfers the related goods or services to the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Revenue from operations for the three months and year ended March 31, 2020 and March 31, 2019 is as follows:

(In ₹ crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Revenue from software services	20,116	18,870	78,809	72,845
Revenue from products and platforms	71	65	238	262
Total revenue from operations	20,187	18,935	79,047	73,107

The company has evaluated the impact of COVID – 19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts;(ii) onerous obligations;(iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The company has concluded that the impact of COVID – 19 is not material based on these estimates. Due to the nature of the pandemic, the company will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers by offerings for the three months and year ended March 31, 2020 and March 31, 2019 respectively. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In ₹ crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Revenue by offerings
Core	11,574	12,386	47,533	49,463
Digital	8,613	6,549	31,514	23,644
Total	20,187	18,935	79,047	73,107

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Company also derives revenues from the sale of products and platforms including Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning.

The percentage of revenue from fixed price contracts for each of the three months and year ended March 31, 2020 and March 31, 2019 is approximately 55%.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in Receivables, Unbilled Revenue, and Unearned Revenue on the Company’s balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s Receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore Unbilled Revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the balance Sheet.

2.17 OTHER INCOME, NET

2.17.1 Other income - Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.17.2 Foreign currency - Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Effective April 1, 2018, the company has adopted Appendix B to Ind AS 21- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Other income for the three months and year ended March 31, 2020 and March 31, 2019 is as follows:

(In ₹ crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	34	34	138	137
Deposit with Bank and others	268	317	1,080	1,276
Interest income on financial assets fair valued through other comprehensive income
Non-convertible debentures, commercial paper, certificates of deposit and government securities	58	128	282	581
Income on investments carried at fair value through other comprehensive income	4	–	41	–
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	–	1	2	2
Gain / (loss) on liquid mutual funds and other investments	54	57	188	175
Interest income on income tax refund	8	–	250	50
Exchange gains/(losses) on foreign currency forward and options contracts	(484)	185	(528)	184
Exchange gains/(losses) on translation of assets and liabilities	607	(139)	1,056	144
Miscellaneous income, net	36	56	191	303
Total other income	585	639	2,700	2,852

2.18 EXPENSES

Accounting Policy

2.18.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the statement of Profit and Loss.

2.18.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided there is no shortfall as at March 31, 2019.

The details of the benefit obligation as at March 31, 2019 is as follows:

(In ₹ crore)

Particulars	As at
March 31, 2019
Benefit obligation at the period end	5,989
Net liability recognized in balance sheet	–

The following tables set out the funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2020

(In ₹ crore)

Particulars	As at
March 31, 2020
Change in benefit obligations
Benefit obligations at the beginning	5,989
Service cost - employer contribution	407
Employee contribution	857
Interest expense	561
Actuarial (gains) / loss	216
Benefits paid	(664)
Benefit obligations at the end	7,366
Change in plan assets
Fair value of plan assets at the beginning	5,989
Interest income	561
Remeasurements- Return on plan assets excluding amounts included in interest income (1)	(33)
Contributions (employer and employee)	1,264
Benefits paid	(664)
Fair value of plan assets at the end	7,117
Net liability (refer to note 2.13)	(249)

(1) Includes unrealized losses on certain investments in bonds

Amount for the three months and year ended March 31, 2020 recognized in the statement of other comprehensive income:

(In ₹ crore)

Particulars	Three months ended March 31,	Year ended March 31,
	2020	2020
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	69	216
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(48)	33
	21	249

Assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach:

Particulars	As at
	March 31, 2020	March 31, 2019
Government of India (GOI) bond yield (1)	6.20%	7.10%
Expected rate of return on plan assets	8.00%	9.20%
Remaining term to maturity of portfolio	6 years	5.47 years
Expected guaranteed interest rate
First year	8.50%	8.65%
Thereafter	8.50%	8.60%

(1) In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2020 is as follows:

Particulars	As at
March 31, 2020
Central and State government bonds	49%
Public sector undertakings and Private sector bonds	48%
Others	3%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2020 the defined benefit obligation would be affected by approximately ₹72 crore and ₹108 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Company contributed ₹142 crore and ₹118 crore to the provident fund during the three months ended March 31, 2020 and March 31, 2019, respectively. The Company contributed ₹541 crore and ₹451 crore to the provident fund during the year ended March 31, 2020 and March 31, 2019, respectively. The same has been recognized in the net profit in the statement of profit and loss under the head employee benefit expense.

In February 2019, the Hon’ble Supreme Court of India vide its judgment and subsequent review petition of August 2019 has ruled in respect of compensation for the purpose of Provident Fund contribution under the Employee’s Provident Fund Act. The Company has assessed possible outcomes of the judgment on determination of provident fund contributions and based on the Company’s current evaluation of the judgement, it is not probable that certain allowances paid by the Company will be subject to payment of Provident Fund. The Company will continue to monitor and evaluate its position based on future events and developments.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.18.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.18.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In ₹ crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Employee benefit expenses
Salaries including bonus	10,340	9,896	41,159	37,185
Contribution to provident and other funds	241	208	938	797
Share based payments to employees (Refer note no. 2.10)	60	53	226	182
Staff welfare	25	41	111	132
	10,666	10,198	42,434	38,296
Cost of software packages and others
For own use	209	187	814	793
Third party items bought for service delivery to clients	248	205	842	853
	457	392	1,656	1,646
Other expenses
Power and fuel	41	37	176	171
Brand and Marketing	122	114	441	406
Short-term leases (refer to note 2.2)	13	–	37	–
Operating leases	–	96	–	339
Rates and taxes	48	25	143	110
Repairs and Maintenance	328	295	1,198	1,051
Consumables	12	10	32	33
Insurance	18	15	72	55
Provision for post-sales client support and others	1	(31)	3	(6)
Commission to non-whole time directors	2	2	8	7
Impairment loss recognized / (reversed) under expected credit loss model	66	11	137	184
Auditor's remuneration
Statutory audit fees	4	1	7	4
Tax matters	–	1	–	1
Other services	–	–	2	–
Contributions towards Corporate Social Responsibility	124	61	360	245
Others	47	40	171	170
	826	677	2,787	2,770

2.19 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors

2.20 CONTINGENT LIABILITIES AND COMMITMENTS

(In ₹ crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	3,410	2,947
[Amount paid to statutory authorities ₹5,229 crore (₹5,861 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,305	1,653
(net of advances and deposits)(2)
Other Commitments*	15	17

*Uncalled capital pertaining to investments

(1)	As at March 31, 2020, claims against the Company not acknowledged as debts in respect of income tax matters amounted to ₹3,274 crore. The claims against the Company majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to ₹5,228 crore.

(2) Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment’s.

The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to stock exchanges on October 22, 2019 and to the Securities and Exchange Commission (SEC) on Form 6-K on the same date. As previously disclosed on January 10, 2020 the outcome of the investigation has not resulted in restatement of previously issued financial statements

The Company cooperated with an investigation by the SEC regarding the same matters. In March 2020, the Company received notification from the SEC that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. The Company is responding to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information. Additionally, in October 2019, a shareholder class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for alleged violations of the US federal securities laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company’s results of operations or financial condition.

2.21 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2020 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the year ended March 31, 2020, the following are the changes in the subsidiaries:

-	On April 1, 2019, Infosys Consulting Pte Ltd, a wholly-owned subsidiary of Infosys Limited, acquired 81% of voting interest in HIPUS Co Ltd, Japan, a wholly owned subsidiary of Hitachi Ltd, Japan.

-	On May 23, 2019, Infosys Consulting Pte Ltd, a wholly-owned subsidiary of Infosys Limited, acquired 75% of voting interest in Stater N.V along with its eight subsidiaries Stater Netherland B.V., Stater Duitsland B.V., Stater XXL B.V., HypoCasso B.V., Stater Participations B.V., Stater Deutschland Verwaltungs-GmbH, Stater Deutschland GmbH & Co.KG, Stater Belgium N.V./S.A.

-	Infosys Technologies (Australia) Pty. Limited (Infosys Australia) has been liquidated effective November 17, 2019

-	Infosys Tecnologia Do Brasil Ltda, a wholly owned subsidiary of Infosys Ltd merged into Infosys Consulting Ltda, a majority owned and controlled subsidiary of Infosys Ltd effective October 1, 2019. (Refer note no. 2.3)

-	Panaya Japan Co. Ltd, a wholly owned subsidiary of Panaya Inc. has been liquidated effective October 31, 2019

-	On February 20, 2020, Infosys Poland, Sp z.o.o, a wholly owned subsidiary of Infosys BPM acquired 100% of the voting interests in Infosys Consulting Sp. z.o.o, a wholly owned subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

-	On March 13, 2020, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% of voting interest in Outbox systems Inc. dba Simplus (US) along with its eight subsidiaries Simplus North America Inc., Simplus ANZ Pty Ltd., Simplus Australia Pty Ltd, Sqware Peg Digital Pty Ltd, Simplus Philippines, Inc., Simplus Europe, Ltd., Simplus U.K., Ltd., Simplus Ireland, Ltd.

Changes in controlled trusts

During the year ended 'March 31, 2020, the following are the changes in the controlled trusts:

- On May 15, 2019, the Company registered Infosys Expanded Stock Ownership Trust

The Company’s material related party transactions during the three months and year ended March 31, 2020 and March 31, 2019 and outstanding balances as at March 31, 2020 and March 31, 2019 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Change in key management personnel

The following are the changes in the Key management personnel

Roopa Kudva (retired as member of the Board effective February 3, 2020).

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In ₹ crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2020	2019	2020	2019
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)	29	29	118	96
Commission and other benefits to non-executive / independent directors	2	2	8	7
Total	31	31	126	103

(1)	Total employee stock compensation expense for the three months ended March 31, 2020 and March 31, 2019 includes a charge of ₹11 crore and ₹10 crore, respectively, towards key managerial personnel. For the year ended March 31, 2020 and March 31, 2019, includes a charge of ₹56 crore and ₹33 crore respectively, towards key managerial personnel. (Refer to note 2.10)

(2)	On December 20, 2018, the Board appointed Nilanjan Roy as the Chief Financial Officer of the Company with effect from March 1, 2019.

(3)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.22 SEGMENT REPORTING

The Company publishes this financial statement along with the interim consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the interim consolidated financial statements.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru April 20, 2020

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF INFOSYS LIMITED

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Balance Sheet as at March 31, 2020, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows ended on that date, and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the “standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, (“Ind AS”) and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2020, the profit and total comprehensive income, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current period. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Fixed price contracts using the percentage of completion method	Principal Audit Procedures

Fixed price maintenance revenue is recognized either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using percentage of completion method when the pattern of benefits from services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive.

Revenue from other fixed-price, fixed -timeframe contracts, where the performance obligations are satisfied over time has been recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or efforts to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of efforts or costs involves significant judgement throughout the period of the contract and is subject to revision as the contract progresses based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the lives of the contracts.

Refer Notes 1.4(a) and 2.17 to the Standalone financial statements.

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

We selected a sample of fixed price contracts with customers accounted using percentage-of-completion method and performed the following:

•      Compared efforts or costs incurred with Company’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

•      Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

2	Allowance for credit losses	Principal Audit Procedures

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considered current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates. In calculating expected credit loss, the Company has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID -19.

We identified allowance for credit losses as a key audit matter because the Company exercises significant judgment in calculating the expected credit losses.

Refer Notes 1.4(f), 2.7 and 2.10 to the Standalone financial statements.

Our audit procedures related to the allowance for credit losses for trade receivables and unbilled revenue included the following, among others:

We tested the effectiveness of controls over the (1) development of the methodology for the allowance for credit losses, including consideration of the current and estimated future economic conditions (2) completeness and accuracy of information used in the estimation of probability of default and (3) computation of the allowance for credit losses.

For a sample of customers:

We tested the input data such as credit reports and other credit related information used in estimating the probability of default by comparing them to external and internal sources of information.

We tested the mathematical accuracy and computation of the allowances by using the same input data used by the Company.

Emphasis of Matter

As more fully described in Note 2.22 to the standalone financial statements, the Company is responding to inquiries from Indian regulatory authorities. The scope, duration or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Information Other than the Financial Statements and Auditor’s Report Thereon

The Company’s Board of Directors is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis, Board’s Report including Annexures to Board’s Report, Business Responsibility Report, Corporate Governance and Shareholder’s Information, but does not include the standalone financial statements and our auditor’s report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Management’s Responsibilities for the Standalone Financial Statements

The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance, including other comprehensive income, changes in equity and cash flows of the Company in accordance with the Ind AS and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls system in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, based on our audit we report that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

b)	In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

c)	The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account.

d)	In our opinion, the aforesaid standalone financial statements comply with the Ind AS specified under Section 133 of the Act.

e)	On the basis of the written representations received from the directors as on March 31, 2020 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2020 from being appointed as a director in terms of Section 164(2) of the Act.

f)	With respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate Report in “Annexure A”. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company’s internal financial controls over financial reporting.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended:

In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

                       i.          The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements.

                      ii.          The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts;

                     iii.          There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

2.	As required by the Companies (Auditor’s Report) Order, 2016 (“the Order”) issued by the Central Government in terms of Section 143(11) of the Act, we give in “Annexure B” a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No.117366W/W-100018)

Sanjiv V. Pilgaonkar

Place: Mumbai Date: April 20, 2020	Partner (Membership No. 039826) UDIN: 20039826AAAABY7886

ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 1 (f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

We have audited the internal financial controls over financial reporting of INFOSYS LIMITED (the “Company”) as of March 31, 2020 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management’s Responsibility for Internal Financial Controls

The Board of Directors of the Company is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the “ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls over financial reporting of the Company based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal financial controls system over financial reporting.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2020, based on the internal financial control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No.117366W/W-100018)

Sanjiv V. Pilgaonkar

Place: Mumbai Date: April 20, 2020	Partner (Membership No. 039826) UDIN : 20039826AAAABY7886

ANNEXURE ‘B’ TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 2 under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

i.	In respect of the Company’s fixed assets:

(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b)	The Company has a program of verification to cover all the items of fixed assets in a phased manner which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain fixed assets were physically verified by the management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c)	According to the information and explanations given to us, the records examined by us and based on the examination of the conveyance deeds / registered sale deed provided to us, we report that, the title deeds, comprising all the immovable properties of land and buildings which are freehold, are held in the name of the Company as at the balance sheet date. In respect of immovable properties of land and building that have been taken on lease and disclosed as fixed assets in the standalone financial statements, the lease agreements are in the name of the Company.

ii.	The Company is in the business of providing software services and does not have any physical inventories. Accordingly, reporting under clause 3 (ii) of the Order is not applicable to the Company.

iii.	According to the information and explanations given to us, the Company has granted unsecured loans to four bodies corporate, covered in the register maintained under section 189 of the Companies Act, 2013, in respect of which:

(a)	The terms and conditions of the grant of such loans are, in our opinion, prima facie, not prejudicial to the Company’s interest.

(b)	The schedule of repayment of principal and payment of interest has been stipulated and repayments or receipts of principal amounts and interest have been regular as per stipulations.

(c)	There is no overdue amount remaining outstanding as at the year-end.

iv.	In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Sections 185 and 186 of the Act in respect of grant of loans, making investments and providing guarantees and securities, as applicable.

v.	The Company has not accepted deposits during the year and does not have any unclaimed deposits as at March 31, 2020 and therefore, the provisions of the clause 3 (v) of the Order are not applicable to the Company.

vi.	The maintenance of cost records has not been specified by the Central Government under section 148(1) of the Companies Act, 2013 for the business activities carried out by the Company. Thus reporting under clause 3(vi) of the order is not applicable to the Company.

vii.	According to the information and explanations given to us, in respect of statutory dues:

(a)	The Company has generally been regular in depositing undisputed statutory dues, including Provident Fund, Employees’ State Insurance, Income Tax, Goods and Service Tax, Customs Duty, Cess and other material statutory dues applicable to it with the appropriate authorities.

(b)	There were no undisputed amounts payable in respect of Provident Fund, Employees’ State Insurance, Income Tax, Goods and Service Tax, Customs Duty, Cess and other material statutory dues in arrears as at March 31, 2020 for a period of more than six months from the date they became payable.

(c)	Details of dues of Income Tax, Sales Tax, Service Tax, Excise Duty and Value Added Tax which have not been deposited as at March 31, 2020 on account of dispute are given below:

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount ₹ Crores
The Income Tax Act, 1961	Income Tax	Appellate Tribunal (1)	A.Y. 2010-11 and A.Y. 2012-13	1,029
	Income Tax	Appellate Authority upto Commissioner's Level (2)	A.Y. 2008-09 to A.Y. 2011-12; A.Y. 2013-14 to A.Y. 2016-17 and A.Y. 2018-19 to A.Y. 2020-21	2,219
Finance Act, 1994	Service Tax	Appellate Tribunal (3)	F.Y. 2004-05 to F.Y.2014-15	60
Central Excise Act, 1944	Excise Duty	Supreme Court(3)	F.Y. 2005-06 to F.Y. 2015-16	68
	Excise Duty	Appellate Tribunal	F.Y. 2015-16	-*
Customs Act, 1962	Custom Duty and Interest	Specified Officer of SEZ	F.Y. 2008 -09 to F.Y. 2011-12	5
Sales Tax Act and VAT Laws	Sales Tax and interest	High Court	F.Y. 2007-08	-*
	Sales Tax and interest	Appellate Authority upto Commissioner's Level (3)	F.Y. 2006-07 to F.Y. 2010-11, F.Y. 2014-15	2

(1) In respect of A.Y. 2012-13, stay order has been granted against the amount of ₹1,029 crores disputed and not been deposited.

(2) In respect of A.Y. 2016-17, ₹ 599 crores is erroneous interest demand on paid liability.

(3) Stay order has been granted.

* Less than ₹ 1 crore.

viii.	The Company has not taken any loans or borrowings from financial institutions, banks and government or has not issued any debentures. Hence reporting under clause 3 (viii) of the Order is not applicable to the Company.

ix.	The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) or term loans and hence reporting under clause 3 (ix) of the Order is not applicable to the Company.
x.	To the best of our knowledge and according to the information and explanations given to us, no fraud by the Company or no material fraud on the Company by its officers or employees has been noticed or reported during the year.

xi.	In our opinion and according to the information and explanations given to us, the Company has paid/provided managerial remuneration in accordance with the requisite approvals mandated by the provisions of section 197 read with Schedule V to the Act.

xii.	The Company is not a Nidhi Company and hence reporting under clause 3 (xii) of the Order is not applicable to the Company.

xiii.	In our opinion and according to the information and explanations given to us, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 where applicable, for all transactions with the related parties and the details of related party transactions have been disclosed in the standalone financial statements as required by the applicable accounting standards.

xiv.	During the year, the Company has not made any preferential allotment or private placement of shares or fully or partly paid convertible debentures and hence reporting under clause 3 (xiv) of the Order is not applicable to the Company.

xv.	In our opinion and according to the information and explanations given to us, during the year the Company has not entered into any non-cash transactions with its Directors or persons connected to its directors and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi.	The Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No.117366W/W-100018)

Sanjiv V. Pilgaonkar

Place: Mumbai Date: April 20, 2020	Partner (Membership No. 039826) UDIN : 20039826AAAABY7886

 INFOSYS LIMITED

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2020

INFOSYS LIMITED

(In crore)

Balance Sheet as at	Note No.	March 31, 2020	March 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	2.1	11,092	10,394
Right-of-use assets	2.3	2,805	–
Capital work-in-progress		945	1,212
Goodwill	2.2	29	29
Other intangible assets	2.2	48	74
Financial assets
Investments	2.4	13,916	12,062
Loans	2.5	298	16
Other financial assets	2.6	613	196
Deferred tax assets (net)	2.16	1,429	1,114
Income tax assets (net)	2.16	4,773	5,870
Other non-current assets	2.9	1,273	1,740
Total non - current Assets		37,221	32,707
Current assets
Financial assets
Investments	2.4	4,006	6,077
Trade receivables	2.7	15,459	13,370
Cash and cash equivalents	2.8	13,562	15,551
Loans	2.5	307	1,048
Other financial assets	2.6	4,398	4,834
Income tax assets (net)	2.16	–	423
Other current assets	2.9	6,088	4,920
Total current assets		43,820	46,223
Total Assets		81,041	78,930
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,129	2,178
Other equity		60,105	60,533
Total equity		62,234	62,711
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.3	2,775	–
Other financial liabilities	2.12	49	79
Deferred tax liabilities (net)	2.16	556	541
Other non-current liabilities	2.14	207	169
Total non - current liabilities		3,587	789
Current liabilities
Financial liabilities
Trade payables	2.13
Total outstanding dues of micro enterprises and small enterprises		–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		1,529	1,604
Lease liabilities	2.3	390	–
Other financial liabilities	2.12	7,936	8,528
Other current liabilities	2.14	3,557	3,335
Provisions	2.15	506	505
Income tax liabilities (net)	2.16	1,302	1,458
Total current liabilities		15,220	15,430
Total equity and liabilities		81,041	78,930

The accompanying notes form an integral part of the standalone financial statements
As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Statement of Profit and Loss

   (In crore except equity share and per equity share data)

Particulars	Note No.	Year ended March 31,
		2020	2019
Revenue from operations	2.17	79,047	73,107
Other income, net	2.18	2,700	2,852
Total income		81,747	75,959
Expenses
Employee benefit expenses	2.19	42,434	38,296
Cost of technical sub-contractors		8,447	7,646
Travel expenses		2,241	1,906
Cost of software packages and others	2.19	1,656	1,646
Communication expenses		381	339
Consultancy and professional charges		1,066	1,096
Depreciation and amortization expense	2.1 & 2.2.2 & 2.3	2,144	1,599
Finance cost	2.3	114	–
Other expenses	2.19	2,787	2,770
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for sale"	2.4.7	–	469
Reduction in the fair value of assets held for sale	2.4.7	–	265
Total expenses		61,270	56,032
Profit before tax		20,477	19,927
Tax expense:
Current tax	2.16	5,235	5,189
Deferred tax	2.16	(301)	36
Profit for the year		15,543	14,702
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	2.16 & 2.20	(184)	(21)
Equity instruments through other comprehensive income, net	2.4 & 2.16	(31)	78
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 & 2.16	(36)	21
Fair value changes on investments, net	2.4 & 2.16	17	1
Total other comprehensive income/ (loss), net of tax		(234)	79
Total comprehensive income for the year		15,309	14,781
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		36.34	33.66
Diluted ()		36.32	33.64
Weighted average equity shares used in computing earnings per equity share
Basic	2.21	4,27,70,30,249	4,36,82,12,119
Diluted	2.21	4,27,98,08,826	4,37,04,12,348

The accompanying notes form an integral part of the standalone financial statements
As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Statement of Changes in Equity

 (In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve		Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
							Capital reserve	Other reserves(2)
Balance as at April 1, 2018	1,092	28	55,671	1,677	130	1,559	54	3,219	56	2	–	14	63,502
Changes in equity for the year ended March 31, 2019
Profit for the year	–	–	14,702	–	–	–	–	–	–	–	–	–	14,702
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	(21)	(21)
Equity instruments through other comprehensive income* (refer note no. 2.4)	–	–	–	–	–	–	–	–	–	78	–	–	78
Fair value changes on derivatives designated as cash flow hedge* (refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	21	–	21
Fair value changes on investments, net* (refer note no. 2.4)	–	–	–	–	–	–	–	–	–	–	–	1	1
Total comprehensive income for the year	–	–	14,702	–	–	–	–	–	–	78	21	(20)	14,781
Transfer to general reserve	–	–	(1,615)	1,615	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,306)	–	–	2,306	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,386	–	–	(1,386)	–	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback (refer note no. 2.11)	–	–	–	(5)	–	–	–	–	5	–	–	–	–
Exercise of stock options (refer note no. 2.11)	–	99	–	–	(99)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Increase in share capital on account of Bonus issue (refer note no. 2.11)	1,092	–	–	–	–	–	–	–	–	–	–	–	1,092
Amount utilised for Bonus issue (refer note no. 2.11)	–	–	–	(1,092)	–	–	–	–	–	–	–	–	(1,092)
Share based payment to employees of the group (refer note no. 2.11)	–	–	–	–	197	–	–	–	–	–	–	–	197
Income tax benefit arising on exercise of stock options	–	8	–	–	–	–	–	–	–	–	–	–	8
Buyback of equity shares (refer note no. 2.11 and 2.12)	(6)	–	–	(1,994)	–	–	–	–	–	–	–	–	(2,000)
Transaction cost relating to buyback*	–	–	–	(12)	–	–	–	–	–	–	–	–	(12)
Dividends (including dividend distribution tax)	–	–	(13,768)	–	–	–	–	–	–	–	–	–	(13,768)
Share issued on exercise of employee stock options (refer note no. 2.11)	–	3	–	–	–	–	–	–	–	–	–	–	3
Balance as at March 31, 2019	2,178	138	54,070	190	227	2,479	54	3,219	61	80	21	(6)	62,711

INFOSYS LIMITED

Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve		Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
							Capital reserve	Other reserves(2)
Balance as at April 1, 2019	2,178	138	54,070	190	227	2,479	54	3,219	61	80	21	(6)	62,711
Impact on account of adoption of Ind AS 116 (refer note no 2.3)	–	–	(17)	–	–	–	–	–	–	–	–	–	(17)
	2,178	138	54,053	190	227	2,479	54	3,219	61	80	21	(6)	62,694
Changes in equity for the year ended March 31, 2020
Profit for the year	–	–	15,543	–	–	–	–	–	–	–	–	–	15,543
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	(184)	(184)
Equity instruments through other comprehensive income* (refer note no. 2.4)	–	–	–	–	–	–	–	–	–	(31)	–	–	(31)
Fair value changes on derivatives designated as cash flow hedge*(refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	(36)	–	(36)
Fair value changes on investments* (refer note no. 2.4)	–	–	–	–	–	–	–	–	–	–	–	17	17
Total comprehensive income for the year	–	–	15,543	–	–	–	–	–	–	(31)	(36)	(167)	15,309
Transfer to general reserve	–	–	(1,470)	1,470	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,464)	–	–	2,464	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,036	–	–	(1,036)	–	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback (refer note no. 2.11)	–	–	–	(50)	–	–	–	–	50	–	–	–	–
Exercise of stock options (refer note no.2.11)	–	119	–	–	(119)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Shares issued on exercise of employee stock options (refer note no.2.11)	–	2	–	–	–	–	–	–	–	–	–	–	2
Effect of modification of equity settled share based payment awards to cash settled awards (refer note no.2.11)	–	–	(9)	–	(48)	–	–	–	–	–	–	–	(57)
Share based payments to employees (refer note no. 2.11)	–	–	–	–	238	–	–	–	–	–	–	–	238
Reserves on common control transactions	–	–	–	–	–	–	–	(137)	–	–	–	–	(137)
Income tax benefit arising on exercise of stock options	–	9	–	–	–	–	–	–	–	–	–	–	9
Buyback of equity shares (refer note no. 2.11 and 2.12)	(49)	–	(4,717)	(1,494)	–	–	–	–	–	–	–	–	(6,260)
Transaction cost relating to buyback* (refer note no 2.11)	–	–	–	(11)	–	–	–	–	–	–	–	–	(11)
Dividends (including dividend distribution tax)	–	–	(9,553)	–	–	–	–	–	–	–	–	–	(9,553)
Balance as at March 31, 2020	2,129	268	52,419	106	297	3,907	54	3,082	111	49	(15)	(173)	62,234

*net of tax

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(2)	Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the standalone financial statements
As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2020	2019
Cash flow from operating activities:
Profit for the year		15,543	14,702
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.1 & 2.2.2 & 2.3	2,144	1,599
Income tax expense	2.16	4,934	5,225
Impairment loss recognized / (reversed) under expected credit loss model		127	176
Finance cost	2.3	114	–
Interest and dividend income		(1,502)	(1,996)
Stock compensation expense		226	–
Other adjustments		(248)	57
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for sale"		–	469
Reduction in the fair value of assets held for sale	2.4.7	–	265
Exchange differences on translation of assets and liabilities		17	80
Changes in assets and liabilities
Trade receivables and unbilled revenue		(3,621)	(2,268)
Other financial assets and other assets		319	(581)
Trade payables	2.12	(75)	866
Other financial liabilities, other liabilities and provisions		1,475	1,666
Cash generated from operations		19,453	20,260
Income taxes paid		(3,881)	(6,271)
Net cash generated by operating activities		15,572	13,989
Cash flow from investing activities:
Expenditure on property, plant and equipment		(3,063)	(2,306)
Deposits placed with corporations		(112)	(116)
Loans to employees		(2)	4
Loan given to subsidiaries		(1,210)	(678)
Loan repaid by subsidiaries		444	20
Proceeds from redemption of debentures	2.4	286	335
Investment in subsidiaries	2.4	(1,338)	(228)
Proceeds from return of investment		–	33
Payment towards acquisition of business	2.4	–	(261)
Payment of contingent consideration pertaining to acquisition		(6)	(6)
Redemption of escrow pertaining to buyback	2.6	257	(257)
Other receipts		46	–
Payments to acquire investments
Preference, equity securities and others		(41)	(18)
Liquid mutual fund units and fixed maturity plan securities		(30,500)	(72,889)
Tax free bonds and Government bonds		(11)	(11)
Certificates of deposit		(876)	(2,052)
Commercial paper		–	(491)
Non Convertible debentures		(733)	(100)
Government Securities		(1,561)	(838)
Others		(2)	–
Proceeds on sale of investments
Preference and equity securities		–	115
Liquid mutual fund units and fixed maturity plan securities		30,332	71,337
Tax free bonds and Government bonds		12	1
Non-convertible debentures		1,788	602
Certificates of deposit		2,175	5,150
Commercial paper		500	300
Government Securities		1,673	123
Others		9	–
Interest and dividend received		1,817	1,644
Net cash used in investing activities		(116)	(587)
Cash flow from financing activities:
Payment of lease liabilities	2.3	(364)	–
Buyback of equity shares including transaction cost		(7,478)	(813)
Shares issued on exercise of employee stock options		2	3
Payment of dividends (including dividend distribution tax)		(9,551)	(13,761)
Net cash used in financing activities		(17,391)	(14,571)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(54)	(50)
Net increase / (decrease) in cash and cash equivalents		(1,935)	(1,169)
Cash and cash equivalents at the beginning of the year	2.8	15,551	16,770
Cash and cash equivalents at the end of the year	2.8	13,562	15,551
Supplementary information:
Restricted cash balance	2.8	101	143

The accompanying notes form an integral part of the standalone financial statements
As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Notes to the financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronic city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The financial statements are approved for issue by the Company's Board of Directors on April 20, 2020.

1.2 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Accounting Standard (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues and investment in subsidiaries. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Company, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information, economic forecasts. The Company has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer note no. 2.16 and note no. 2.22.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer note no. 2.1

d. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Company has concluded that no changes are required to lease period relating to the existing lease contracts (refer note no 2.3).

e. Non-current assets held for sale

Assets held for sale are measured at the lower of carrying amount or fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the assets held for sale has been estimated using valuation techniques (including income and market approach) which includes unobservable inputs. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale and its recoverable amount at the date of the subsequent decision not to sell . Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs.

f. Loss allowance for receivables and unbilled revenues

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considered current and anticipated future economic conditions relating to industries the company deals with and the countries where it operates. In calculating expected credit loss, the Company has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID -19.

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)(2)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes solar plant with a useful life of 20 year

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2020 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,305	593	8,070	2,612	938	5,052	1,454	414	37	20,475
Additions	11	–	968	428	159	765	427	270	7	3,035
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.3)	–	(593)	–	–	–	–	–	–	–	(593)
Deletions	–	–	–	(2)	(3)	(127)	(6)	(15)	(1)	(154)
Gross carrying value as at March 31, 2020	1,316	–	9,038	3,038	1,094	5,690	1,875	669	43	22,763
Accumulated depreciation as at April 1, 2019	–	(32)	(2,797)	(1,762)	(672)	(3,605)	(1,039)	(153)	(21)	(10,081)
Depreciation	–	–	(317)	(293)	(118)	(718)	(213)	(110)	(6)	(1,775)
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.3)	–	32	–	–	–	–	–	–	–	32
Accumulated depreciation on deletions	–	–	–	2	3	126	6	15	1	153
Accumulated depreciation as at March 31, 2020	–	–	(3,114)	(2,053)	(787)	(4,197)	(1,246)	(248)	(26)	(11,671)
Carrying value as at April 1, 2019	1,305	561	5,273	850	266	1,447	415	261	16	10,394
Carrying value as at March 31, 2020	1,316	–	5,924	985	307	1,493	629	421	17	11,092

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2019 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Additions	78	–	915	460	130	1,023	238	187	9	3,040
Deletions	–	(68)	(116)	(57)	(33)	(200)	(31)	(8)	(1)	(514)
Gross carrying value as at March 31, 2019	1,305	593	8,070	2,612	938	5,052	1,454	414	37	20,475
Accumulated depreciation as at April 1, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Depreciation	–	(5)	(278)	(285)	(116)	(660)	(169)	(54)	(5)	(1,572)
Accumulated depreciation on deletions	–	3	102	49	26	198	26	8	1	413
Accumulated depreciation as at March 31, 2019	–	(32)	(2,797)	(1,762)	(672)	(3,605)	(1,039)	(153)	(21)	(10,081)
Carrying value as at April 1, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027
Carrying value as at March 31, 2019	1,305	561	5,273	850	266	1,447	415	261	16	10,394

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2020 and March 31, 2019 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	186	91	95
	186	84	102
Plant and machinery	30	30	–
	30	28	2
Furniture and fixtures	24	24	–
	24	23	1
Computer Equipment	3	3	–
	3	3	–
Office equipment	16	16	–
	16	15	1

(In crore)

Particulars	Year ended March 31,
	2020	2019
Aggregate depreciation charged on above assets	11	19
Rental income from subsidiaries	58	63

2.2 GOODWILL AND OTHER INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Carrying value at the beginning	29	29
Translation differences	–	–
Carrying value at the end	29	29

2.2.2 Other Intangible Assets:

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2020:

(In crore)

Particulars	Customer related	Sub-Contracting rights related	Trade name related	Others	Total
Gross carrying value as at April 1, 2019	113	–	26	26	165
Transfer of Assets	–	–	–	–	–
Deletions during the year	–	–	–	–	–
Gross carrying value as at March 31, 2020	113	–	26	26	165
Accumulated amortization as at April 1, 2019	(56)	–	(18)	(17)	(91)
Transfer of Assets	–	–	–	–	–
Amortization expense	(16)	–	(5)	(5)	(26)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2020	(72)	–	(23)	(22)	(117)
Carrying value as at March 31, 2020	41	–	3	4	48
Carrying value as at April 1, 2019	57	–	8	9	74
Estimated Useful Life (in years)	7	–	5	5	–
Estimated Remaining Useful Life (in years)	3	–	1	1	–

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2019:

(In crore)

Particulars	Customer related	Sub-Contracting rights related	Trade name related	Others	Total
Gross carrying value as at April 1, 2018	113	–	26	26	165
Transfer of Assets	–	–	–	–	–
Deletions during the year	–	–	–	–	–
Gross carrying value as at March 31, 2019	113	–	26	26	165
Accumulated amortization as at April 1, 2018	(40)	–	(12)	(12)	(64)
Transfer of Assets	–	–	–	–	–
Amortization expense	(16)	–	(6)	(5)	(27)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2019	(56)	–	(18)	(17)	(91)
Carrying value as at March 31, 2019	57	–	8	9	74
Carrying value as at April 1, 2018	73	–	14	14	101
Estimated Useful Life (in years)	7	–	5	5	–
Estimated Remaining Useful Life (in years)	4	–	2	2	–

Research and Development expense recognized in net profit in the statement of profit and loss for the year ended March 31, 2020 and March 31, 2019 is 458 crore and 416 crore, respectively.

2.3 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes primarily consist of leases for land and buildings. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Company adopted Ind AS 116 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the Company recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the Company’s incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019.

On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of 1,861 crore, 'Net investment in sublease' of ROU asset of 430 crore and a lease liability of 2,491 crore. The cumulative effect of applying the standard, amounting to 17 crore was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the profit before tax, profit for the period and earnings per share. Ind AS 116 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The following is the summary of practical expedients elected on initial application:

1. Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date

2. Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term on the date of initial application

3. Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

4. Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, Ind AS 116 is applied only to contracts that were previously identified as leases under Ind AS 17.

The difference between the lease obligation recorded as of March 31, 2019 under Ind AS 17 disclosed under Note 2.19 of annual standalone financial statements forming part of 2019 Annual Report and the value of the lease liability as of April 1, 2019 is primarily on account of inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with Ind AS 116 and discounting the lease liabilities to the present value under Ind AS 116.

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 4.4%

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2020:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2019	–	1,861	–	1,861
Reclassified on account of adoption of Ind AS 116 (refer to note 2.1)	561	–	–	561
Additions*	1	737	49	787
Deletion	(3)	(58)	–	(61)
Depreciation	(5)	(331)	(7)	(343)
Balance as at March 31, 2020	554	2,209	42	2,805

*Net of lease incentives of 101 crore related to lease of buildings

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2020

  (In crore)

Particulars	As at
March 31, 2020
Current lease liabilities	390
Non-current lease liabilities	2,775
Total	3,165

The following is the movement in lease liabilities during the year ended March 31, 2020:

(In crore)

Particulars	Year ended March 31, 2020
Balance at the beginning	2,491
Additions	886
Finance cost accrued during the period	114
Deletions	(61)
Payment of lease liabilities	(418)
Translation Difference	153
Balance at the end	3,165

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2020 on an undiscounted basis:

(In crore)

Particulars	As at
March 31, 2020
Less than one year	512
One to five years	1,744
More than five years	1,490
Total	3,746

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 37 crore for the year ended March 31,2020.

Rental income on assets given on operating lease to subsidiaries was 58 crore for the year ended March 31,2020.

The following is the movement in the net investment in sublease in ROU asset during the year ended March 31, 2020:

(In crore)

Particulars	Year ended March 31, 2020
Balance at the beginning of the period	430
Interest income accrued during the period	15
Lease receipts	(46)
Translation Difference	34
Balance at the end of the period	433

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset as at March 31, 2020 on an undiscounted basis:

(In crore)

Particulars	As at
March 31, 2020
Less than one year	50
One to five years	217
More than five years	244
Total	511

Leases not yet commenced to which Company is committed amounts to 655 crore for a lease term ranging from 2 years to 13 years.

2.4 INVESTMENTS AND ASSETS HELD FOR SALE

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current investments
Equity instruments of subsidiaries	7,553	6,349
Debentures of subsidiary	1,159	1,445
Redeemable Preference shares of subsidiary	1,318	–
Preference securities and equity instruments	103	90
Others	30	16
Tax free bonds	1,825	1,828
Government bonds	13	–
Fixed maturity plans securities	–	401
Non-convertible debentures	1,251	1,209
Government Securities	664	724
Total non-current investments	13,916	12,062
Current investments
Liquid mutual fund units	2,019	1,701
Certificates of deposit	886	2,123
Government bonds	–	12
Fixed maturity plans securities	428	–
Non-convertible debentures	673	1,746
Commercial paper	–	495
Total current investments	4,006	6,077
Total carrying value	17,922	18,139

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited	660	659
3,38,23,444 (3,38,22,319) equity shares of 10/- each, fully paid up
Infosys Technologies (China) Co. Limited	333	333
Infosys Technologies (Australia) Pty Limited (1)	–	5
Nil (1,01,08,869) equity shares of AUD 0.11 par value, fully paid
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologia do Brasil Ltda	–	276
Nil (12,84,20,748) shares of BRL 1.00 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	900	900
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid up
Infosys Nova Holdings LLC	1,335	–
Infosys Consulting Pte Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Kallidus Inc.	150	150
10,21,35,416 (10,21,35,416) shares
Skava Systems Private Limited	59	59
25,000 (25,000) shares of 10/- each, fully paid up
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
Wongdoody Holding Company Inc	359	350
2,000 (2,000) shares
Infosys Luxembourg S.a r.l.	4	4
3,700 (3,700) shares
Infosys Austria GmBH ( formerly known as Lodestone Management Consultants GmbH)	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	183	43
16,49,15,570 (8,26,56,605) shares of BRL 1 per share, fully paid up
Infosys Romania	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Investment in Redeemable Preference shares of subsidiary
Infosys Consulting Pte Ltd
24,92,00,000 (Nil) shares of SGD 1 per share, fully paid up	1,318	–
	8,871	6,349
Investment carried at amortized cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited
12,58,00,000 (14,45,00,000) Unsecured redeemable, non-convertible debentures of 100/- each fully paid up	1,159	1,445
	1,159	1,445
Investments carried at fair value through profit or loss
Others (2)	30	16
	30	16
Investment carried at fair value through other comprehensive income (FVOCI)
Preference securities	101	89
Equity instruments	2	1
	103	90
Quoted
Investments carried at amortized cost
Tax free bonds	1,825	1,828
Government bonds	13	–
	1,838	1,828
Investments carried at fair value through profit or loss
Fixed maturity plans securities	–	401
	–	401
Investments carried at fair value through other comprehensive income
Non-convertible debentures	1,251	1,209
Government Securities	664	724
	1,915	1,933
Total non-current investments	13,916	12,062
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	2,019	1,701
	2,019	1,701
Investments carried at fair value through other comprehensive income
Commercial paper	–	495
Certificates of deposit	886	2,123
	886	2,618
Quoted
Investments carried at amortized cost
Government bonds	–	12
	–	12
Investments carried at fair value through profit or loss
Fixed maturity plans securities	428	–
	428	–
Investments carried at fair value through other comprehensive income
Non-convertible debentures	673	1,746
	673	1,746
Total current investments	4,006	6,077
Total investments	17,922	18,139
Aggregate amount of quoted investments	4,854	5,920
Market value of quoted investments (including interest accrued), current	1,101	1,757
Market value of quoted investments (including interest accrued), non current	4,048	4,374
Aggregate amount of unquoted investments	13,068	12,219
(1) Aggregate amount of impairment in value of investments	121	122
Reduction in the fair value of assets held for sale	854	854
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	469	469
Investments carried at cost	8,871	6,349
Investments carried at amortized cost	2,997	3,285
Investments carried at fair value through other comprehensive income	3,577	6,387
Investments carried at fair value through profit or loss	2,477	2,118

(2)	Uncalled capital commitments outstanding as of March 31, 2020 and March 31, 2019 was 15 crore and 17 crore, respectively. Refer note no. 2.10 for accounting policies on financial instruments.

Details of amounts recorded in Other comprehensive income:

(In crore)

	Year ended
	March 31, 2020			March 31, 2019
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	23	(3)	20	1	–	1
Government Securities	–	–	–	4	(1)	3
Certificate of deposits	(5)	2	(3)	(5)	2	(3)
Equity and preference securities	(29)	(2)	(31)	73	5	78

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2020	March 31, 2019
Liquid mutual fund units	Quoted price	2,019	1,701
Fixed maturity plan securities	Market observable inputs	428	401
Tax free bonds and government bonds	Quoted price and market observable inputs	2,135	2,048
Non-convertible debentures	Quoted price and market observable inputs	1,924	2,955
Government Securities	Quoted price	664	724
Certificate of deposits	Market observable inputs	886	2,123
Commercial paper	Market observable inputs	–	495
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model, etc.	103	90
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	30	16

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4.1 Wongdoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million (approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group. Retention bonus is recognized in employee benefit expenses in the statement of Profit or Loss over the period of service. The fair value of contingent consideration on the date of acquisition is 89 crore.

2.4.2 Proposed transfer

On October 11, 2019 , the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiaries, Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transaction is between a holding company and a wholly owned subsidiary and the resulting impact would be recorded in “Business Transfer Reserve” at the time of transfer.

2.4.3 Details of Investments

The details of non-current other investments in preferred stock and equity instruments as at March 31, 2020 and March 31, 2019 are as follows:

(in crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Preference Securities
Airviz Inc.	–	3
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop Inc	40	14
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1 each
Waterline Data Science, Inc	–	25
39,33,910 (39,33,910) Preferred Series B Shares, fully paid up, par value USD 0.00001 each
13,35,707 (13,35,707) Preferred Series C Shares, fully paid up, par value USD 0.00001 each
Trifacta Inc.	42	27
11,80,358 (11,80,358) Preferred Stock
Ideaforge	9	10
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of 10 each, fully paid up.
Equity Instrument
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	2	1
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each
Ideaforge	–	–
100 (100) equity shares at 10/-, fully paid up
Others
Stellaris Venture Partners India	30	16
	133	106

2.4.4 Details of Investments in tax free bonds and government bonds

The balances held in tax free bonds as at March 31, 2020 and March 31, 2019 is as follows:

(In crore, except as otherwise stated)

Particulars		March 31, 2020		March 31, 2019
	Face Value	Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	49	470	50
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000	1,000	105	1,000	105
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	20,00,000	201	20,00,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	10,00,000	3,300	341	3,300	342
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	21,00,000	210	21,00,000	210
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	2,00,000	20	2,00,000	21
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	5,00,000	52	5,00,000	52
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100
8.30% National Highways Authority of India Limited Bonds 25JAN2027	1,000	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	5,00,000	50	5,00,000	50
Total investments in tax-free bonds		68,05,416	1,825	68,05,416	1,828

The balances held in government bonds as at March 31, 2020 and March 31, 2019 is as follows:

(In crore, except as otherwise stated)

Particulars	Face Value PHP	March 31, 2020		March 31, 2019
		Units	Amount	Units	Amount
Treasury Notes Philippines Govt. 17APRIL2019	100	90,000	13	90,000	12
Total investments in government bonds		90,000	13	90,000	12

2.4.5 Details of investments in liquid mutual fund units and fixed maturity plan securities

The balances held in liquid mutual fund as at March 31, 2020 and March 31, 2019 is as follows:

(In crore, except as otherwise stated)

Particulars	March 31, 2020		March 31, 2019
	Units	Amount	Units	Amount
Aditya Birla Sun life Corporate Bond Fund -Growth -Direct Plan	2,66,97,315	211	1,96,00,407	141
Aditya Birla Sun life Money Manager Fund -Growth -Direct Plan	–	–	79,75,385	201
HDFC Money market Fund- Direct Plan- Growth Option	–	–	7,72,637	303
ICICI Prudential Savings Fund- Direct Plan-Growth	–	–	83,40,260	301
IDFC Corporate Bond - Fund Direct Plan	–	–	11,95,81,942	154
Kotak Money Market Fund- Direct Plan- Growth Option	–	–	9,73,751	301
SBI Premier Liquid Fund -Direct Plan -Growth	3,31,803	103	10,25,678	300
Axis Treasury Advantage Fund -Growth	8,65,146	201	–	–
HDFC Liquid Fund- Direct Plan- Growth Option	5,55,555	217	–	–
HDFC Overnight Fund Direct Plan- Growth Option	10,10,508	300	–	–
ICICI Prudential Liquid Fund –Direct plan –Growth	77,26,245	227	–	–
IDFC Banking and PSU fund - Direct Plan- Growth Option	8,88,49,927	160	–	–
Kotak Liquid Fund - Direct Plan -Growth	7,47,509	300	–	–
SBI Overnight Fund -Direct Plan -Growth	9,22,151	300	–	–
Total investments in liquid mutual fund units	12,77,06,159	2,019	15,82,70,060	1,701

The balances held in fixed maturity plan security as at March 31, 2020 and March 31, 2019 is as follows:

(In crore, except as otherwise stated)

Particulars	March 31, 2020		March 31, 2019
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan- Series OD 1145 Days- GR Direct	5,00,00,000	62	5,00,00,000	58
Aditya Birla Sun Life Fixed Term Plan- Series OE 1153 days- GR Direct	2,50,00,000	31	2,50,00,000	29
HDFC FMP 1155D Feb 2017- Direct Growth- Series 37	2,80,00,000	35	2,80,00,000	32
HDFC FMP 1169D Feb 2017- Direct- Quarterly Dividend- Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	4,00,00,000	50	4,00,00,000	46
ICICI Prudential Fixed Maturity Plan Series 80- 1187 Days Plan G Direct Plan	4,20,00,000	52	4,20,00,000	49
ICICI Prudential Fixed Maturity Plan Series 80- 1253 Days Plan J Direct Plan	3,00,00,000	37	3,00,00,000	35
IDFC Fixed Term Plan Series 129 Direct Plan- Growth 1147 Days	1,00,00,000	12	1,00,00,000	12
IDFC Fixed Term Plan Series 131 Direct Plan- Growth 1139 Days	1,50,00,000	19	1,50,00,000	17
Kotak FMP Series 199 Direct- Growth	3,50,00,000	43	3,50,00,000	40
Nippon India Fixed Horizon Fund-XXXII Series 8-Dividend Plan	3,50,00,000	42	3,50,00,000	38
Total investments in fixed maturity plan securities	35,50,00,000	428	35,50,00,000	401

2.4.6 Details of investments in non convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non convertible debenture units as at March 31, 2020 and March 31, 2019 is as follows:

(in crore, except as otherwise stated)

Particulars		March 31, 2020		March 31, 2019
	Face Value	Units	Amount	Units	Amount
7.03% LIC Housing Finance Ltd 28DEC2021	10,00,000/-	2,500	254	–	–
7.24% LIC Housing Finance Ltd 23AUG2021	10,00,000/-	2,500	259	–	–
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000/-	–	–	50	51
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000/-	–	–	1,000	101
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000/-	–	–	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000/-	3,000	312	3,000	306
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000/-	1,250	131	1,250	127
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000/-	500	53	500	53
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000/-	–	–	150	154
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000/-	2,000	215	2,000	214
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000/-	–	–	50	52
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000/-	–	–	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000/-	–	–	100	105
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000/-	–	–	2,000	216
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000/-	500	54	500	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000/-	–	–	500	51
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000/-	900	49	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000/-	100	106	100	105
8.50% LIC Housing Finance Ltd 20JUN2022	10,00,000/-	2,200	241	–	–
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000/-	–	–	50	51
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000/-	1,400	149	1,400	149
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000/-	–	–	1,000	103
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000/-	–	–	75	75
8.75% Housing Development Finance Corporation Ltd 13JAN2020	500,000/-	–	–	5,000	256
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000/-	–	–	1,070	110
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000/-	1,000	101	1,000	101
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000/-	–	–	500	52
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000/-	–	–	3,000	318
Total investments in non-convertible debentures		17,850	1,924	26,195	2,955

The balances held in government securities as at March 31, 2020 and March 31, 2019 are as follows:

(in crore, except as otherwise stated)

Particulars		March 31, 2020		March 31, 2019
	Face Value	Units	Amount	Units	Amount
7.17% Government of India 8JAN2028	10000/-	1,25,000	132	6,75,000	672
7.26% Government of India 14JAN2029	10000/-	5,00,000	532	–	–
7.95% Government of India 28AUG2032	10000/-	–	–	50,000	52
Total investments in government securities		6,25,000	664	7,25,000	724

The balances held in certificate of deposits as at March 31, 2020 and March 31, 2019 is as follows:

    (in crore, except as otherwise stated)

Particulars		March 31, 2020		March 31, 2019
	Face Value	Units	Amount	Units	Amount
Axis Bank	1,00,000/-	–	–	80,000	774
ICICI Bank	1,00,000/-	–	–	75,000	738
Kotak Bank	1,00,000/-	–	–	50,000	486
Vijaya Bank	1,00,000/-	–	–	12,500	125
Bank of Baroda	1,00,000/-	65,000	638	–	–
Oriental Bank of Commerce	1,00,000/-	25,000	248	–	–
Total investments in certificates of deposit		90,000	886	2,17,500	2,123

The balances held in commercial paper as at March 31, 2020 and March 31, 2019 is as follows:

 (in crore, except as otherwise stated)

Particulars		March 31, 2020		March 31, 2019
	Face Value	Units	Amount	Units	Amount
LIC	5,00,000/-	–	–	10,000	495
Total investments in commercial paper		–	–	10,000	495

2.4.7 Assets held for sale

Accounting policy

Non-current assets and Disposal Group are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and Disposal Group held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the "Held for sale" criteria.

During the year ended March 31, 2018, the Company had initiated identification and evaluation of potential buyers for the sale of its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya. The investment in these subsidiaries was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. During the year ended March 31, 2019, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of investment amounting to 265 crore in respect of Panaya.

Further based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the investments in Panaya and Skava does not meet the criteria for “Held for Sale’ classification because it is no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification “ as held for sale”) Accordingly, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the investment in subsidiaries, Panaya and Skava have been included in non-current investments line item in the standalone financial statements as at March 31, 2019.

On reclassification from “Held for sale”, the investment in subsidiaries, Panaya and Skava have been remeasured at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of 469 crore in respect of Skava in the standalone statement of profit and loss for the year ended March 31, 2019.

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non- Current
Loan receivables considered good - Unsecured
Loans to subsidiaries	277	–
Other Loans
Loans to employees	21	16
	298	16
Unsecured, considered doubtful
Other Loans
Loans to employees	24	18
	322	34
Less: Allowance for doubtful loans to employees	24	18
Total non - current loans	298	16
Current
Loan receivables considered good - Unsecured
Loans to subsidiaries	103	841
Other Loans
Loans to employees	204	207
Total current loans	307	1,048
Total Loans	605	1,064

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current
Security deposits (1)	46	47
Net investment in Sublease of right of use asset (refer to note 2.3) (1)	398	–
Rental deposits (1)	169	149
Total non-current other financial assets	613	196
Current
Security deposits (1)	1	1
Rental deposits (1)	4	3
Restricted deposits (1)*	1,643	1,531
Unbilled revenues (1)(5)#	1,973	1,541
Interest accrued but not due (1)	441	865
Foreign currency forward and options contracts (2)(3)	19	321
Net investment in Sublease of right of use asset (refer to note 2.3) (1)	35	–
Escrow and other deposits pertaining to buyback (refer to note 2.11)(1)	–	257
Others (1)(4)	282	315
Total current other financial assets	4,398	4,834
Total other financial assets	5,011	5,030
(1) Financial assets carried at amortized cost	4,992	4,709
(2)Financial assets carried at fair value through other comprehensive income	9	37
(3)Financial assets carried at fair value through Profit or Loss	10	284
(4) Includes dues from subsidiaries	65	34
(5) Includes dues from subsidiaries	84	51

* Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Current
Unsecured
Considered good(2)	15,459	13,370
Considered doubtful	491	431
	15,950	13,801
Less: Allowances for credit losses	491	431
Total trade receivables(1)	15,459	13,370
(1) Includes dues from companies where directors are interested	–	–
(2) Includes dues from subsidiaries	408	325

2.8 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Balances with banks
In current and deposit accounts	8,048	10,957
Cash on hand	–	–
Others
Deposits with financial institutions	5,514	4,594
Total Cash and cash equivalents	13,562	15,551
Balances with banks in unpaid dividend accounts	30	29
Deposit with more than 12 months maturity	6,171	6,048
Balances with banks held as margin money deposits against guarantees	71	114

Cash and cash equivalents as at March 31, 2020 and March 31, 2019 include restricted cash and bank balances of 101 crore and 143 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current
Capital advances	310	486
Others
Prepaid expenses	51	95
Prepaid gratuity (refer note 2.20)	143	25
Deferred contract cost	10	226
Withholding taxes and others	759	908
Total non-current other assets	1,273	1,740
Current
Advances other than capital advance
Payment to vendors for supply of goods	129	94
Others
Unbilled revenues(2)	3,856	2,904
Prepaid expenses (1)	736	580
Deferred contract cost	11	52
Withholding taxes and others	1,356	1,290
Total current other assets	6,088	4,920

Total other assets	7,361	6,660
(1) Includes dues from subsidiaries	168	109
(2) Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. As at March 31, 2020 Cenvat recoverable includes 355 crore which are pending adjudication. The Company expects these amounts to be sustainable on adjudication and recoverable on final resolution.

2.10 FINANCIAL INSTRUMENTS

Accounting Policy

2.10.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to financial instruments by category table below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of profit or loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2020 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	13,562	–	–	–	–	13,562	13,562
Investments (Refer note no.2.4)
Preference securities, Equity instruments and others	–	–	30	103	–	133	133
Tax free bonds and government bonds	1,838	–	–	–	–	1,838	2,135(2)
Liquid mutual fund units	–	–	2,019	–	–	2,019	2,019
Redeemable, non-convertible debentures (1)	1,159	–	–	–	–	1,159	1,159
Fixed maturity plan securities	–	–	428	–	–	428	428
Certificates of deposit	–	–	–	–	886	886	886
Non convertible debentures	–	–	–	–	1,924	1,924	1,924
Government Securities	–	–	–	–	664	664	664
Trade receivables (Refer Note no. 2.7)	15,459	–	–	–	–	15,459	15,459
Loans (Refer note no. 2.5)	605	–	–	–	–	605	605
Other financial assets (Refer Note no. 2.6) (4)	4,992	–	10	–	9	5,011	4,929(3)
Total	37,615	–	2,487	103	3,483	43,688	43,903
Liabilities:
Trade payables (Refer Note no. 2.13)	1,529	–	–	–	–	1,529	1,529
Lease liabilities (Refer Note no. 2.3)	3,165	–	–	–	–	3,165	3,165
Other financial liabilities (Refer Note no. 2.12)	5,827	–	592	–	20	6,439	6,439
Total	10,521	–	592	–	20	11,133	11,133

(1)	The carrying value of debentures approximates fair value as the instruments are at prevailing market rates
(2)	On account of fair value changes including interest accrued
(3)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 82 crore
(4)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2019 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	15,551	–	–	–	–	15,551	15,551
Investments (Refer Note no. 2.4)
Preference securities, Equity instruments and others	–	–	16	90	–	106	106
Tax free bonds and government bonds	1,840	–	–	–	–	1,840	2,048(2)
Liquid mutual fund units	–	–	1,701	–	–	1,701	1,701
Redeemable, non-convertible debentures (1)	1,445	–	–	–	–	1,445	1,445
Fixed maturity plan securities	–	–	401	–	–	401	401
Certificates of deposit	–	–	–	–	2,123	2,123	2,123
Government Securities	–	–	–	–	724	724	724
Non convertible debentures	–	–	–	–	2,955	2,955	2,955
Commercial paper	–	–	–	–	495	495	495
Trade receivables (Refer Note no. 2.7)	13,370	–	–	–	–	13,370	13,370
Loans (Refer note no. 2.5)	1,064	–	–	–	–	1,064	1,064
Other financial assets (Refer Note no. 2.6)(4)	4,709	–	284	–	37	5,030	4,948(3)
Total	37,979	–	2,402	90	6,334	46,805	46,931
Liabilities:
Trade payables (Refer note no. 2.13)	1,604	–	–	–	–	1,604	1,604
Other financial liabilities (Refer Note no. 2.12)	7,067	–	128	–	1	7,196	7,196
Total	8,671	–	128	–	1	8,800	8,800

(1)	The carrying value of debentures approximates fair value as the instruments are at prevailing market rates
(2)	On account of fair value changes including interest accrued
(3)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 82 crore
(4)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at March 31, 2020 is as follows:

(In crore)

Particulars	March 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer note no. 2.4)	2,122	1,960	162	–
Investments in government bonds (Refer note no. 2.4)	13	13	–	–
Investments in liquid mutual fund units (Refer note no. 2.4)	2,019	2,019	–	–
Investments in equity instruments (Refer note no. 2.4)	2	–	–	2
Investments in preference securities (Refer note no. 2.4)	101	–	–	101
Investments in fixed maturity plan securities (Refer note no. 2.4)	428	–	428	–
Investments in certificates of deposit (Refer note no. 2.4)	886	886	–	–
Investments in non convertible debentures (Refer note no. 2.4)	1,924	1,558	366	–
Investments in government securities (Refer note no. 2.4)	664	664	–	–
Other investments (Refer note no. 2.4)	30	–	–	30
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer note no. 2.6)	19	–	19	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note no. 2.12)	461	–	461	–
Liability towards contingent consideration (Refer note no. 2.12)(1)	151	–	–	151

(1)	Discount rate pertaining to contingent consideration is 14%

During the year ended March 31, 2020, tax free bonds and non-convertible debentures of 518 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and tax free bonds of 50 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2019 was as follows:

 (In crore)

Particulars	March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in government securities (Refer Note no. 2.4)	724	724	–	–
Investments in tax free bonds (Refer Note no. 2.4)	2,036	1,765	271	–
Investments in liquid mutual fund units (Refer Note no. 2.4)	1,701	1,701	–	–
Investments in government bonds (Refer Note no. 2.4)	12	12	–	–
Investments in equity instruments (Refer Note no. 2.4)	1	–	–	1
Investments in preference securities (Refer Note no. 2.4)	89	–	–	89
Investments in fixed maturity plan securities (Refer Note no. 2.4)	401	–	401	–
Investments in certificates of deposit (Refer Note no. 2.4)	2,123	–	2,123	–
Investments in non convertible debentures (Refer Note no. 2.4)	2,955	1,612	1,343	–
Investments in commercial paper (Refer Note no. 2.4)	495	–	495	–
Other investments (Refer Note no. 2.4)	16	–	–	16
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	321	–	321	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note 2.12)	13	–	13	–
Liability towards contingent consideration (Refer note no. 2.12)(1)	116	–	–	116

(1)	Discount rate pertaining to contingent consideration ranges from 10% to 16%

During the year ended March 31, 2019, tax free bonds and non-convertible debentures of 336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and 746 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2020:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	434	80	15	40	162	731
Trade receivables	10,369	2,035	1,061	610	733	14,808
Other financial assets , loans and other current assets	5,611	1,088	341	290	578	7,908
Lease Liabilities	(1,520)	(378)	(337)	(47)	(127)	(2,409)
Trade payables	(746)	(132)	(179)	(73)	(77)	(1,207)
Other financial liabilities	(4,012)	(553)	(189)	(371)	(415)	(5,540)
Net assets / (liabilities)	10,136	2,140	712	449	854	14,291

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2019:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,013	102	23	58	185	1,381
Trade Receivables	9,009	1,688	1,005	484	693	12,879
Other financials assets ( including loans)	3,617	815	280	259	997	5,968
Trade payables	(645)	(99)	(201)	(77)	(52)	(1,074)
Other financial liabilities	(3,546)	(364)	(196)	(290)	(257)	(4,653)
Net assets / (liabilities)	9,448	2,142	911	434	1,566	14,501

Sensitivity analysis between Indian Rupee and USD

Particulars	Year ended March 31,
	2020	2019
Impact on the Company's incremental Operating Margins	0.47%	0.48%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows :

Particulars	As at
	March 31, 2020		March 31, 2019
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	110	507	120	588
In Euro	120	993	135	1,049
In United Kingdom Pound Sterling	21	196	25	226
Other derivatives
Forward contracts
In Canadian dollars	21	117	13	68
In Euro	171	1,415	166	1,289
In Japanese Yen	–	–	550	34
In New Zealand dollars	16	72	16	75
In Norwegian Krone	40	29	40	32
In Singapore dollars	80	425	140	716
In Swedish Krona	50	37	50	37
In Swiss Franc	–	–	25	172
In U.S. dollars	925	6,990	855	5,910
In United Kingdom Pound Sterling	45	421	70	634
Option Contracts
In Australian dollars	–	–	10	49
In Canadian dollars	–	–	13	69
In Euro	–	–	60	466
In Swiss Franc	–	–	5	35
In U.S. dollars	555	4,196	433	2,995
In United Kingdom Pound Sterling	–	–	10	91
Total forwards and option contracts		15,398		14,535

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Not later than one month	4,796	4,082
Later than one month and not later than three months	7,396	6,368
Later than three months and not later than one year	3,206	4,085
	15,398	14,535

During the year ended March 31, 2019, the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2019 are expected to occur and reclassified to statement of profit and loss within 3 months.

The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the year ended March 31, 2020 and March 31, 2019 :

 (In crore)

Particulars	Year ended March 31,
	2020	2019
Gain / (Loss)
Balance at the beginning of the year	21	–
Gain / (Loss) recognized in other comprehensive income during the year	25	118
Amount reclassified to profit and loss during the year	(73)	(90)
Tax impact on above	12	(7)
Balance at the end of the year	(15)	21

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at
	March 31, 2020		March 31, 2019
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	43	(485)	323	(15)
Amount set off	(24)	24	(2)	2
Net amount presented in Balance Sheet	19	(461)	321	(13)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 15,459 crore and 13,370 crore as at March 31, 2020 and March 31, 2019, respectively and unbilled revenue amounting to 5,829 crore and 4,445 crore as at March 31, 2020 and March 31, 2019, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue from customers primarily located in the United States of Americas. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of the customers to which the Company grants credit terms in the normal course of business. The Company uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account available external and internal credit risk information such as CDS spread quotes, ratings from international credit rating agencies and the Company's historical collection experience for customers.

The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from top customer and top 10 customers are as follows:

  (In %)

Particulars	Year ended March 31,
	2020	2019
Revenue from top customer	3.5	4.0
Revenue from top 10 customers	20.6	20.3

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2020 and March 31, 2019 is 127 crore and 176 crore, respectively.

Movement in credit loss allowance:

  (In crore)

Particulars	Year ended March 31,
	2020	2019
Balance at the beginning	521	401
Impairment loss recognized/ (reversed)	127	176
Amounts written off	(89)	(67)
Translation differences	21	11
Balance at the end	580	521

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit risk on cash and cash equivalents is limited as the Company generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Company has considered the latest available credit ratings in view of COVID – 19 as at the date of approval of these financial statements.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time.

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2020, the Company had a working capital of 28,600 crore including cash and cash equivalents of 13,562 crore and current investments of 4006 crore. As at March 31, 2019, the Company had a working capital of 30,793 crore including cash and cash equivalents of 15,551 crore and current investments of 6,077 crore.

As at March 31, 2020 and March 31, 2019, the outstanding compensated absences were 1,529 crore and 1,411 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2020 are as follows:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,529	–	–	–	1,529
Other financial liabilities (excluding liability towards contingent consideration) (Refer Note no. 2.12)	5,827	–	–	–	5,827
Liability towards contingent consideration on an undiscounted basis (Refer Note no. 2.12)	152	–	–	–	152

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2019 were as follows:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,604	–	–	–	1,604
Other financial liabilities (excluding liability towards contingent consideration) (Refer Note no. 2.12)	7,067	–	–	–	7,067
Liability towards contingent consideration on an undiscounted basis (Refer Note no. 2.12)	82	53	–	–	135

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital . Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

In December 2017, Ind AS 12 – Income Taxes was amended which clarified that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. On April 1, 2019, the Company adopted these amendments and there was no impact of these amendments on the Company’s financial statements.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium.

Share Options Outstanding Account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.11.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2020	March 31, 2019
Authorized
Equity shares, 5/- par value
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,129	2,178
4,25,89,92,566 (4,35,62,79,444) equity shares fully paid-up
	2,129	2,178

(1)	Refer note no. 2.21 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

In the period of five years immediately preceding March 31, 2020:

The Company has allotted 2,18,41,91,490 , 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended September 30, 2018 , June 30, 2015 and December 31, 2014, respectively pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares wherever appropriate.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted

Update on capital allocation policy and buyback

In line with the capital allocation policy announced in April 2018, the Board, in its meeting held on January 11, 2019, approved the following :

(a) Declared a special dividend of 4/- per equity share;

(b) Recommended buyback of Equity Shares from the open market route through Indian stock exchanges of up to 8,260 crore (Maximum Buyback Size) at a price not exceeding 800 per share (Maximum Buyback Price) which would comprise approximately 2.36% of the paid-up equity share capital of the Company, subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019 . During this buyback period the Company had purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buy back price of 747/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2020 the Company has created ‘Capital Redemption Reserve’ of 55 crore equal to the nominal value of the above shares bought back as an appropriation from general reserve.

After the execution of the above buy back, payment of special dividend (including dividend distribution tax) of 2,107 crore in January 2019 and payment of special dividend (including dividend distribution tax) of 2,633 crore in June 2018, the Company has completed the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2020, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.11.2 DIVIDEND

Final dividend on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

Effective fiscal 2018 the Company’s policy was to pay up to 70% of the free cash flow annually by way of dividend and/or buyback.

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the statement of cash flows prepared under IND AS. Dividend and buyback include applicable taxes.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

 (in )

Particulars	Year ended March 31,
	2020	2019
Interim Dividend for fiscal 2020	8.00	–
Final Dividend for fiscal 2019	10.50	–
Interim Dividend for fiscal 2019	–	7.00
Special dividend for fiscal 2019*	–	4.00
Final Dividend for fiscal 2018*	–	10.25
Special dividend for fiscal 2018*	–	5.00

* Dividend per share declared previously, retrospectively adjusted for September 2018 bonus issue

During the year ended March 31, 2020 on account of the final dividend for fiscal 2020 and interim dividend for fiscal 2020 the Company has incurred a net cash outflow of 8,624 crore inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 20, 2020 recommended a final dividend of 9.50/- per equity share for the financial year ended March 31, 2020. This payment is subject to the approval of shareholders in the Annual General Meeting of the Company. In view of Covid-19, the Company is working on an Annual General Meeting date which will be announced by the company in due course. This final dividend if approved by shareholders would result in a net cash outflow of approximately 4,046 crore.

The details of shareholder holding more than 5% shares as at March 31, 2020 and March 31, 2019 are set out below :

Name of the shareholder	As at March 31, 2020		As at March 31, 2019
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	73,93,01,182	17.36	74,62,54,648	17.11
Life Insurance Corporation of India	28,20,08,863	6.62	25,43,32,376	5.83

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2020 and March 31, 2019 is set out below:

      in crore,except as stated otherwise

Particulars	As at March 31, 2020		As at March 31, 2019
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,35,62,79,444	2,178	2,18,41,14,257	1,092
Add: Shares issued on exercise of employee stock options -before bonus issue	–	–	77,233	–
Add: Bonus shares issued	–	–	2,18,41,91,490	1,092
Add: Shares issued on exercise of employee stock options - after bonus issue	5,80,388	–	5,48,464	–
Less: Shares bought back(1)(2)	9,78,67,266	49	1,26,52,000	6
As at the end of the period	4,25,89,92,566	2,129	4,35,62,79,444	2,178

(1)	Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

(2)	Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

2.11.3 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting , the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan , upto 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative total shareholders return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated , all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 18,239,356 and 20,324,982 shares as at March 31, 2020 and March 31, 2019, respectively under the 2015 plan. Out of these shares, 200,000 each have been earmarked for welfare activities of the employees as at March 31, 2020 and March 31, 2019.

The following is the summary of grants during the year ended March 31, 2020 and March 31, 2019:

	2019 Plan		2015 Plan
Particulars	Year ended March 31,		Year ended March 31,
	2020	2019	2020	2019*
Equity settled RSU
KMPs	3,56,793	–	5,07,896	6,75,530
Employees other than KMPs	17,34,500	–	33,46,280	36,65,170
	20,91,293	–	38,54,176	43,40,700
Cash settled RSU
KMPs	–	–	1,80,400	–
Employees other than KMPs	–	–	4,75,740	74,090
	–	–	6,56,140	74,090
Total Grants	20,91,293	–	45,10,316	44,14,790

* Information is adjusted for September, 2018 bonus issue

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 41,782 RSUs was made effective February 27, 2020 for fiscal 2020. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2020, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The Board, on April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to 13 crore for the financial year 2020 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 177,887 performance based RSU’s were granted effective May 2, 2019.

In accordance with the shareholders approval in the Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved to amend the vesting period of the annual performance equity grant from three years to one year. Accordingly the vesting period of 217,200 (adjusted for September 2018 bonus issue) performance based RSUs granted effective May 2, 2018 and 177,887 performance based RSU's granted effective May 2, 2019 have been amended to one year.

Under the 2019 plan:

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for financial year 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 134,138 performance based RSU’s were granted effective June 22, 2019.

COO and Whole time director

Under the 2015 plan:

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time-based grant of 58,650 RSUs granted effective February 27, 2020.

Under the 2019 plan:

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore for financial year 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 53,655 performance based RSU’s were granted effective June 22, 2019.

Other KMPs

Under the 2015 plan:

On April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 10,263 RSUs and time based grant of 23,946 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2019. The time based RSUs will generally vest over four years and the performance based RSUs will vest over three years based on certain performance targets.

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 375,768 RSUs to other KMPs under the 2015 plan. The grants were made effective February 27, 2020. These RSUs will vest over four years.

Under the 2019 plan:

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grants of 169,000 RSUs to other KMPs under the 2019 plan. The grants were made effective February 27, 2020. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense

  (in crore)

Particulars	Year ended March 31,
	2020	2019
Granted to:
KMP	56	33
Employees other than KMP	170	149
Total (1)	226	182
(1) Cash settled stock compensation expense included in the above	10	2

Share based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the company issued stock appreciation rights as replacement for outstanding ADS settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts' dated October 10, 2019 which prohibited companies to allot ADS to Indian residents and Non resident Indians.

The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of 57 crore is recognized as financial liability with a corresponding adjustment to equity.

The activity in the 2015 and 2019 Plan for equity-settled share based payment transactions during the year ended March 31, 2020 and March 31, 2019 is set out as follows:

Particulars	Year ended March 31, 2020		Year ended March 31, 2019*
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	91,81,198	3.13	75,00,818	2.50
Granted	38,54,176	5.00	43,40,700	3.84
Exercised	25,61,218	2.95	18,64,510	2.50
Modification to cash settled awards	10,61,820	–	–	–
Forfeited and expired	6,31,438	3.29	7,95,810	2.61
Outstanding at the end	87,80,898	3.96	91,81,198	3.13
Exercisable at the end	3,92,185	2.54	2,35,256	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	16,23,176	516	19,33,826	493
Granted	–	–	–	–
Exercised	1,04,796	516	1,17,350	515
Modification to cash settled awards	3,51,550	–	–	–
Forfeited and expired	66,500	528	1,93,300	521
Outstanding at the end	11,00,330	539	16,23,176	516
Exercisable at the end	7,80,358	543	6,98,500	517
2019 Plan: RSU
Outstanding at the beginning	–	–	–	–
Granted	20,91,293	5.00	–	–
Exercised	–	–	–	–
Forfeited and expired	–	–	–	–
Outstanding at the end	20,91,293	5.00	–	–
Exercisable at the end	–	–	–	–

*Information in the table above is adjusted for September 2018 bonus issue.

During the year ended March 31, 2020 and March 31, 2019 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 751 and 701 (adjusted for September 2018 bonus issue) respectively.

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2020 is as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	20,91,293	1.76	5.00	87,80,898	1.59	3.96
450 - 600 (ESOP)	–	–	–	11,00,330	3.48	539
	20,91,293	1.76	5.00	98,81,228	1.80	64

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2019 was as follows:

	2015 plan - Options outstanding *
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	91,81,198	1.70	3.13
450 - 600 (ESOP)	16,23,176	5.04	516
	1,08,04,374	2.20	80

*Information in the table above is adjusted for September 2018 bonus issue.

As at March 31, 2020 and March 31, 2019, 18,12,895 and 1,77,454 (net of forfeitures) cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 48 crore and 9 crore as at March 31, 2020 and March 31, 2019 respectively.

The fair values of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant with the following assumptions:

Particulars	For options granted in
	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS-RSU
Weighted average share price () / ($ ADS)(1)	728	10.52	696	10.77
Exercise price ()/ ($ADS)(1)	5.00	0.07	3.31	0.06
Expected volatility (%)	22-30	22-26	21-25	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2.65	2.65
Risk-free interest rate (%)	6-7	1-3	7-8	2-3
Weighted average fair value as on grant date () / ($ADS)(1)	607	7.84	648	10.03

(1)	Fiscal 2019 values are adjusted for September 2018 bonus issue wherever applicable

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non-current
Others
Compensated absences	32	38
Accrued compensation to employees	12	–
Payable for acquisition of business- Contingent consideration	–	41
Rental deposit	5	–
Total non-current other financial liabilities	49	79
Current
Unpaid dividends	30	29
Others
Accrued compensation to employees	2,264	2,006
Accrued expenses (1)	2,646	2,310
Retention monies	30	60
Payable for acquisition of business - Contingent consideration	151	75
Capital creditors	254	653
Financial liability relating to buyback #	–	1,202
Compensated absences	1,497	1,373
Other payables (2)	603	807
Foreign currency forward and options contracts	461	13
Total current other financial liabilities	7,936	8,528
Total other financial liabilities	7,985	8,607
Financial liability carried at amortized cost	5,827	7,067
Financial liability carried at fair value through profit or loss	592	128
Financial liability carried at fair value through other comprehensive income	20	1
Contingent consideration on undiscounted basis	152	135
(1) Includes dues to subsidiaries	2	6
(2) Includes dues to subsidiaries	47	13

# In accordance with Ind AS 32 Financial Instruments: Presentation, the Company has recorded a financial liability as at March 31, 2019 for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (refer to note 2.11). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings. The liability has been utilized towards buyback of equity shares which was completed on August 26, 2019.

2.13 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Trade payables(1)	1,529	1,604
Total trade payables	1,529	1,604
(1)Includes dues to subsidiaries	271	220

As at March 31, 2020 and March 31, 2019, there are no outstanding dues to Micro, Small and Medium Enterprises. There is no interest due or outstanding on the same. During the year ended March 31, 2020 and March 31, 2019, an amount of 11 crore and 30 crore was paid beyond the appointed day as defined in the Micro, Small and Medium Enterprises Development Act 2006.

2.14 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Non current
Accrued provident fund liability (refer to note 2.20.2)	185	–
Others
Deferred income	22	29
Deferred rent (refer to note 2.3)	–	140
Total non - current other liabilities	207	169
Current
Accrued provident fund liability (refer to note 2.20.2)	64	–
Unearned revenue	2,140	2,094
Client deposits	9	19
Others
Withholding taxes and others	1,344	1,168
Deferred rent (refer to note 2.3)	–	54
Total current other liabilities	3,557	3,335
Total other liabilities	3,764	3,504

2.15 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and others

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Current
Others
Post-sales client support and others	506	505
Total provisions	506	505

The movement in the provision for post-sales client support and others is as follows :

 (In crore)

Particulars	Year ended March 31, 2020
Balance at the beginning	505
Provision recognized/(reversed)	112
Provision utilized	(159)
Exchange difference	48
Balance at the end	506

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.16 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Current taxes	5,235	5,189
Deferred taxes	(301)	36
Income tax expense	4,934	5,225

During the year ended March 31, 2019, the Company entered into Advance Pricing Agreement (APA) in overseas jurisdictions resulting in a reversal of income tax expense of 94 crore which pertained to prior periods.

Additionally, income tax expense for the year ended March 31, 2020 and March 31, 2019 includes reversal (net of provisions) of 298 crore and 97 crore, respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Profit before income taxes	20,477	19,927
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	7,155	6,963
Tax effect due to non-taxable income for Indian tax purposes	(2,637)	(2,628)
Overseas taxes	700	643
Tax provision (reversals)	(298)	(144)
Effect of exempt non-operating income	(49)	(62)
Effect of non-deductible expenses	109	376
Branch profit tax (net of credits)	(35)	25
Others	(11)	52
Income tax expense	4,934	5,225

The applicable Indian corporate statutory tax rate for the year ended March 31, 2020 and March 31, 2019 is 34.94%

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Entire deferred income tax for the year ended March 31, 2020 and March 31, 2019, relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2020, Infosys' U.S. branch net assets amounted to approximately 5,474 crore. As at March 31, 2020, the Company has a deferred tax liability for branch profit tax of 178 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 8,447 crore and 6,007 crore as at March 31, 2020 and March 31, 2019, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 372 crore and 146 crore as at March 31, 2020 and March 31, 2019, respectively as it is probable that future taxable profit will be not be available against which the unused tax losses can be utilized in the foreseeable future. Majority of the accumulated losses as at March 31, 2020 will expire in financial year 2029.

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2020 and March 31, 2019:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Income tax assets	4,773	6,293
Current income tax liabilities	1,302	1,458
Net current income tax asset/ (liability) at the end	3,471	4,835

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2020 and March 31, 2019 is as follows:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Net current income tax asset/ (liability) at the beginning	4,835	3,734
Income tax paid	3,881	6,271
Current income tax expense	(5,235)	(5,189)
Income tax benefit arising on exercise of stock options	9	8
Income tax on other comprehensive income	(21)	6
Tax impact on buyback expenses	4	4
Translation differences	(2)	1
Net current income tax asset/ (liability) at the end	3,471	4,835

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2020 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2019	Changes through profit and loss	Changes through OCI	Impact on Account of Ind AS 116	Translation difference	Carrying value as of March 31, 2020
Property, plant and equipment	223	(20)	–	–	–	203
Lease liabilities	48	70	–	2	–	120
Trade receivables	164	18	–	–	–	182
Compensated absences	349	31	–	–	–	380
Post sales client support	95	6	–	–	–	101
Derivative financial instruments	(102)	245	12	–		155
Credits related to branch profits	340	13	–	–	24	377
Branch profit tax	(541)	22	–	–	(36)	(555)
Others	(3)	(84)	(3)	–	–	(90)
Total Deferred income tax assets and liabilities	573	301	9	2	(12)	873

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2019 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2018	Changes through profit and loss	Changes through OCI	Addition on account of business combination	Translation difference	Carrying value as of March 31, 2019
Property, plant and equipment	181	43	–	–	(1)	223
Trade receivables	129	35	–	–	–	164
Compensated absences	325	24	–	–	–	349
Post sales client support	92	3	–	–	–	95
Derivative financial instruments	12	(106)	(7)	–	(1)	(102)
Credits related to branch profits	341	(22)	–	–	21	340
Branch profit tax	(505)	(3)	–	–	(33)	(541)
Others	48	(10)	4	–	3	45
Total Deferred income tax assets and liabilities	623	(36)	(3)	–	(11)	573

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Deferred income tax assets after set off	1,429	1,114
Deferred income tax liabilities after set off	556	541

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.17 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, and from licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the lives of the contracts and are recognized in profit or loss in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them. Any capitalized contract costs are amortized, with the expense recognised as the Company transfers the related goods or services to the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Revenue from operations for the year ended March 31, 2020 and March 31, 2019 is as follows:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Revenue from software services	78,809	72,845
Revenue from products and platforms	238	262
Total revenue from operations	79,047	73,107

The Company has evaluated the impact of COVID – 19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts;(ii) onerous obligations;(iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Company has concluded that the impact of COVID – 19 is not material based on these estimates. Due to the nature of the pandemic, the Company will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers by offerings for the year ended March 31, 2020 and March 31, 2019 respectively. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

     (In crore)

Particulars	Year ended March 31,
	2020	2019
Revenue by offerings
Core	47,533	49,463
Digital	31,514	23,644
Total	79,047	73,107

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Company also derives revenues from the sale of products and platforms including Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in Receivables, Unbilled Revenue, and Unearned Revenue on the Company’s Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s Receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore Unbilled Revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

During the year ended March 31, 2020 and March 31, 2019 , the company recognized revenue of 1,835 crore and 1,776 crore arising from opening unearned revenue as of April 1, 2019 and April 1, 2018 respectively.

During the year ended March 31, 2020 and March 31, 2019, 2,648 crore and 2,355 crore of unbilled revenue pertaining to other fixed price development contracts as of April 1, 2019 and April 1, 2018, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2020, other than those meeting the exclusion criteria mentioned above, is 48,958 crore. Out of this, the Company expects to recognize revenue of around 52% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019 is 44,904 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.18 OTHER INCOME, NET

2.18.1 Other income - Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.18.2 Foreign currency - Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Effective April 1, 2018, the company has adopted Appendix B to Ind AS 21- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Other income for the year ended March 31, 2020 and March 31, 2019 is as follows:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	138	137
Deposit with Bank and others	1,080	1,276
Interest income on financial assets fair valued through other comprehensive income
Non-convertible debentures, commercial paper, certificates of deposit and government securities	282	581
Income on investments carried at fair value through other comprehensive income	41	–
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	2	2
Gain / (loss) on liquid mutual funds and other investments	188	175
Interest income on income tax refund	250	50
Exchange gains/(losses) on foreign currency forward and options contracts	(528)	184
Exchange gains/(losses) on translation of assets and liabilities	1,056	144
Miscellaneous income, net	191	303
Total other income	2,700	2,852

2.19 EXPENSES

(In crore)

Particulars	Year ended March 31,
	2020	2019
Employee benefit expenses
Salaries including bonus	41,159	37,185
Contribution to provident and other funds	938	797
Share based payments to employees (Refer note no. 2.11)	226	182
Staff welfare	111	132
	42,434	38,296
Cost of software packages and others
For own use	814	793
Third party items bought for service delivery to clients	842	853
	1,656	1,646
Other expenses
Power and fuel	176	171
Brand and Marketing	441	406
Short-term leases (refer to note 2.3)	37	–
Operating leases	–	339
Rates and taxes	143	110
Repairs and Maintenance	1,198	1,051
Consumables	32	33
Insurance	72	55
Provision for post-sales client support and others	3	(6)
Commission to non-whole time directors	8	7
Impairment loss recognized / (reversed) under expected credit loss model	137	184
Auditor's remuneration
Statutory audit fees	7	4
Tax matters	–	1
Other services	2	–
Contributions towards Corporate Social Responsibility	360	245
Others	171	170
	2,787	2,770

2.20 EMPLOYEE BENEFITS

Accounting Policy

2.20.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the Statement of Profit and Loss.

2.20.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.20.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.20.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

a. Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as at March 31, 2020 and March 31, 2019:

(In crore)

Particulars	As at March 31,
	2020	2019
Change in benefit obligations
Benefit obligations at the beginning	1,158	1,028
Service cost	155	135
Interest expense	78	73
Transfer of obligation	1	1
Remeasurements - Actuarial (gains)/ losses	(78)	31
Benefits paid	(119)	(110)
Benefit obligations at the end	1,195	1,158
Change in plan assets
Fair value of plan assets at the beginning	1,183	1051
Interest income	84	78
Transfer of assets	1	2
Remeasurements- Return on plan assets excluding amounts included in interest income	8	4
Contributions	180	158
Benefits paid	(118)	(110)
Fair value of plan assets at the end	1,338	1,183
Funded status	143	25

The amount for the year ended March 31, 2020 and March 31, 2019 recognized in the Statement of Profit and Loss under employee benefit expense are as follows:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Service cost	155	135
Net interest on the net defined benefit liability/asset	(6)	(5)
Curtailment gain	–	–
Net gratuity cost	149	130

The amounts for the year ended March 31, 2020 and March 31, 2019 recognized in statement of other comprehensive income are as follows:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(78)	31
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(8)	(4)
	(86)	27

(In crore)

Particulars	Year ended March 31,
	2020	2019
(Gain)/loss from change in demographic assumptions	–	–
(Gain)/loss from change in financial assumptions	(61)	26
(Gain)/loss from change in experience assumptions	(17)	5
	(78)	31

The weighted-average assumptions used to determine benefit obligations as at March 31, 2020 and March 31, 2019 are set out below:

Particulars	As at March 31
	2020	2019
Discount rate (1)	6.2%	7.1%
Weighted average rate of increase in compensation levels(2)	6.0%	8.0%
Weighted average duration of defined benefit obligation (3)	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2020 and March 31, 2019 are set out below:

Particulars	Year ended March 31,
	2020	2019
Discount rate	7.1%	7.5%
Weighted average rate of increase in compensation levels	8.0%	8.0%

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.
(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and management’s estimate of future salary increases.
(3)	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company.

Sensitivity of significant assumptions used for valuation of defined benefit obligations

( in crore)

Impact from percentage point increase / decrease in	As at March 31,
2020
Discount Rate	67
Weighted average rate of increase in compensation level	59

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. As at March 31, 2020 and March 31, 2019, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for each of the year ended March 31, 2020 and March 31, 2019 was 92 crore and 82 crore respectively.

The Company expects to contribute 100 crore to the gratuity trusts during the fiscal 2021.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	171
1-2 year	178
2-3 year	184
3-4 year	196
4-5 year	114
5-10 years	1,059

b. Superannuation

The Company contributed 223 crore and 199 crore to the Superannuation trust during the year ended March 31, 2020 and March 31, 2019 respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided there is no shortfall as at March 31, 2019.

The details of the benefit obligation as at March 31, 2019 is as follows:

(In crore)

Particulars	As at
March 31, 2019
Benefit obligation at the period end	5,989
Net liability recognized in balance sheet	–

The following tables set out the funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2020

  (In crore)

Particulars	As at
March 31, 2020
Change in benefit obligations
Benefit obligations at the beginning	5,989
Service cost - employer contribution	407
Employee contribution	857
Interest expense	561
Actuarial (gains) / loss	216
Benefits paid	(664)
Benefit obligations at the end	7,366
Change in plan assets
Fair value of plan assets at the beginning	5,989
Interest income	561
Remeasurements- Return on plan assets excluding amounts included in interest income (1)	(33)
Contributions (employer and employee)	1,264
Benefits paid	(664)
Fair value of plan assets at the end	7,117
Net liability (refer to note 2.14)	(249)

(1)	Includes unrealized losses on certain investments in bonds

Amount for the year ended March 31, 2020 recognized in the statement of other comprehensive income:

(In crore)

Particulars	Year ended March 31,
2020
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	216
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	33
249

Assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach:

Particulars	As at
	March 31, 2020	March 31, 2019
Government of India (GOI) bond yield (1)	6.20%	7.10%
Expected rate of return on plan assets	8.00%	9.20%
Remaining term to maturity of portfolio	6 years	5.47 years
Expected guaranteed interest rate
First year	8.50%	8.65%
Thereafter	8.50%	8.60%

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2020 is as follows:

Particulars	As at
March 31, 2020
Central and State government bonds	49%
Public sector undertakings and Private sector bonds	48%
Others	3%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2020 the defined benefit obligation would be affected by approximately 72 crore and 108 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Company contributed 541 crore and 451 crore to the provident fund during the year ended March 31, 2020 and March 31, 2019, respectively. The same has been recognized in the net profit in the statement of profit and loss under the head employee benefit expense.

In February 2019, the Hon’ble Supreme Court of India vide its judgment and subsequent review petition of August 2019 has ruled in respect of compensation for the purpose of Provident Fund contribution under the Employee’s Provident Fund Act. The Company has assessed possible outcomes of the judgment on determination of provident fund contributions and based on the Company’s current evaluation of the judgement, it is not probable that certain allowances paid by the Company will be subject to payment of Provident Fund. The Company will continue to monitor and evaluate its position based on future events and developments.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

Employee benefits cost include:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Salaries and bonus(1)	41,521	37,516
Defined contribution plans	223	199
Defined benefit plans	690	581
	42,434	38,296

(1)	Includes employee stock compensation expense of 226 crore and 182 crore for the year ended March 31, 2020 and March 31, 2019, respectively (Refer note 2.11).

2.21 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,
	2020	2019*
Basic earnings per equity share - weighted average number of equity shares outstanding	4,27,70,30,249	4,36,82,12,119
Effect of dilutive common equivalent shares - share options outstanding	27,78,577	22,00,229
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,27,98,08,826	4,37,04,12,348

* Information in above table is adjusted for September 2018 Bonus issue.(refer note no.2.11)

For the year ended March 31, 2020 and March 31, 2019 no number of options to purchase equity shares had an anti-dilutive effect.

2.22 CONTINGENT LIABILITIES AND COMMITMENTS

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	3,410	2,947
[Amount paid to statutory authorities 5,229 crore (5,861 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,305	1,653
(net of advances and deposits)(2)
Other Commitments*	15	17

*Uncalled capital pertaining to investments

(1)	As at March 31, 2020, claims against the Company not acknowledged as debts in respect of income tax matters amounted to 3,274 crore. The claims against the Company majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 5,228 crore.
(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment’s.

The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to stock exchanges on October 22, 2019 and to the Securities and Exchange Commission (SEC) on Form 6-K on the same date. As previously disclosed on January 10, 2020 the outcome of the investigation has not resulted in restatement of previously issued financial statements.

The Company cooperated with an investigation by the SEC regarding the same matters. In March 2020, the Company received notification from the SEC that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. The Company is responding to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information. Additionally, in October 2019, a shareholder class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for alleged violations of the US federal securities laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company’s results of operations or financial condition.

2.23 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2020	March 31, 2019
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)(25)	Brazil	–	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH(1) (formerly Lodestone Management Consultants GmbH)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc, (Kallidus)	U.S.	100%	100%
Infosys Chile SpA	Chile	100%	100%
Infosys Arabia Limited(2)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(2)	Brazil	100%	99.99%
Infosys CIS LLC(1) (18) (26)	Russia	–	–
Infosys Luxembourg S.a.r.l (1) (13)	Luxembourg	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(3)	Australia	–	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Inc(19)	Canada	–	–
Infosys BPM Limited	India	99.99%	99.98%
Infosys (Czech Republic) Limited s.r.o.(4)	Czech Republic	99.99%	99.98%
Infosys Poland, Sp z.o.o(4)	Poland	99.99%	99.98%
Infosys McCamish Systems LLC (4)	U.S.	99.99%	99.98%
Portland Group Pty Ltd(4)	Australia	99.99%	99.98%
Infosys BPO Americas LLC.(4)	U.S.	99.99%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(5) (11)	U.S.	–	–
Infosys Management Consulting Pty Limited(5)	Australia	100%	100%
Infosys Consulting AG(5)	Switzerland	100%	100%
Infosys Consulting GmbH(5)	Germany	100%	100%
Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting SAS(5)	France	100%	100%
Infosys Consulting s.r.o.(5)	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co., Ltd.(formerly Lodestone Management Consultants Co., Ltd)(5)	China	100%	100%
Infy Consulting Company Ltd(5)	U.K.	100%	100%
Infy Consulting B.V.(5)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(32)	Poland	99.99%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda.(5)	Portugal	100%	100%
Infosys Consulting S.R.L.(5)	Argentina	100%	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(6)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(7)	Israel	100%	100%
Panaya GmbH(7)	Germany	100%	100%
Panaya Japan Co. Ltd(7)(31)	Japan	–	100%
Brilliant Basics Holdings Limited (Brilliant Basics)	U.K.	100%	100%
Brilliant Basics Limited(8)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(8) (26)	Dubai	100%	100%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(9)	Dubai	100%	100%
Fluido Oy(9) (14)	Finland	100%	100%
Fluido Sweden AB (Extero)(15)	Sweden	100%	100%
Fluido Norway A/S(15)	Norway	100%	100%
Fluido Denmark A/S(15)	Denmark	100%	100%
Fluido Slovakia s.r.o(15)	Slovakia	100%	100%
Fluido Newco AB(15)	Sweden	100%	100%
Infosys Compaz Pte. Ltd (formerly Trusted Source Pte. Ltd)(16)	Singapore	60%	60%
Infosys South Africa (Pty) Ltd(9) (17)	South Africa	–	–
WongDoody Holding Company Inc. (WongDoody)(10)	U.S.	100%	100%
WDW Communications, Inc(12)	U.S.	100%	100%
WongDoody, Inc(12)	U.S.	100%	100%
HIPUS(20)	Japan	81%	–
Stater N.V.(21)	The Netherlands	75%	–
Stater Nederland B.V.(22)	The Netherlands	75%	–
Stater Duitsland B.V.(22)	The Netherlands	75%	–
Stater XXL B.V.(22)	The Netherlands	75%	–
HypoCasso B.V.(22)	The Netherlands	75%	–
Stater Participations B.V.(22)	The Netherlands	75%	–
Stater Deutschland Verwaltungs–GmbH(23)	Germany	75%	–
Stater Deutschland GmbH & Co. KG(23)	Germany	75%	–
Stater Belgium N.V./S.A.(24)	Belgium	53.99%	–
Outbox systems Inc. dba Simplus (US)(27)	U.S.	100%	–
Simplus North America Inc.(28)	Canada	100%	–
Simplus ANZ Pty Ltd.(28)	Australia	100%	–
Simplus Australia Pty Ltd(30)	Australia	100%	–
Sqware Peg Digital Pty Ltd(30)	Australia	100%	–
Simplus Philippines, Inc.(28)	Philippines	100%	–
Simplus Europe, Ltd.(28)	U.K.	100%	–
Simplus U.K., Ltd.(29)	U.K.	100%	–
Simplus Ireland, Ltd.(29)	Ireland	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Majority owned and controlled subsidiary of Infosys Limited
(3)	Liquidated effective November 17, 2019
(4)	Wholly-owned subsidiary of Infosys BPM
(5)	Wholly-owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(6)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(7)	Wholly-owned subsidiary of Panaya Inc
(8)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(9)	Wholly-owned subsidiary of Infosys Consulting Pte Ltd
(10)	On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody
(11)	Liquidated effective May 4, 2018
(12)	Wholly-owned subsidiary of WongDoody
(13)	Incorporated effective August 6, 2018
(14)	On October 11, 2018, Infosys Consulting Pte. Ltd, acquired 100% of the voting interests in Fluido Oy and its subsidiaries
(15)	Wholly-owned subsidiary of Fluido Oy
(16)	On November 16, 2018 , Infosys Consulting Pte. Ltd, acquired 60% of the voting interest in Infosys Compaz Pte. Ltd
(17)	Incorporated effective December 19, 2018
(18)	Incorporated effective November 29, 2018
(19)	Incorporated effective November 27, 2018, wholly owned subsidiary of Infosys Public Services Inc
(20)	On April 1, 2019, Infosys Consulting Pte. Ltd, acquired 81% of the voting interests in HIPUS Co. Ltd, Japan
(21)	On May 23, 2019, Infosys Consulting Pte. Ltd, acquired 75% of the voting interests in Stater N.V
(22)	Majority owned and controlled subsidiary of Stater N.V
(23)	Majority owned and controlled subsidiary of Stater Duitsland B.V.
(24)	Majority owned and controlled subsidiary of Stater Participations B.V.
(25)	Effective October 1, 2019, merged into Infosys Consulting Ltda, a majority owned and controlled subsidiary of Infosys Ltd.
(26)	Under Liquidation
(27)	On March 13, 2020, Infosys Nova Holdings LLC, acquired 100% of the voting interests in Outbox Systems Inc.
(28)	Wholly-owned subsidiary of Outbox Systems Inc.
(29)	Wholly-owned subsidiary of Simplus Europe, Ltd.
(30)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd..
(31)	Liquidated effective October 31, 2019
(32)	On February 20, 2020, Infosys Poland, Sp z.o.o, acquired 100% of the voting interests in Infosys Consulting Sp. z.o.o from Infosys Consulting Holding AG (formerly Lodestone Holding AG).

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust *	India	Controlled trust

*Registered on May 15, 2019

The Company’s material related party transactions during the year ended March 31, 2020 and March 31, 2019 and outstanding balances as at March 31, 2020 and March 31, 2019 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Refer note no. 2.20 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh , Chief Executive Officer and Managing Director

U. B. Pravin Rao, Chief Operating officer

Non-whole-time directors

Nandan M. Nilekani

Micheal Gibbs (appointed as Independent director effective July 13, 2018)

Ravi Venkatesan (resigned as member of the Board effective May 11, 2018)

Kiran Mazumdar-Shaw

Roopa Kudva (retired as member of the Board effective February 3, 2020)

Dr. Punita Kumar-Sinha

D. N. Prahlad

D. Sundaram

Executive Officers

Nilanjan Roy (appointed as Chief Financial Officer effective March 1, 2019)

Jayesh Sanghrajka (appointed as Interim-Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019)

M.D. Ranganath (resigned as Chief Financial Officer effective November 16, 2018)

Mohit Joshi, President

Ravi Kumar S, President and Deputy Chief Operating Officer

Krishnamurthy Shankar, Group Head - Human Resources

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Company Secretary

A. G. S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2020 and March 31, 2019 are as follows:

(In crore)

Particulars	As at
	March 31, 2020	March 31, 2019
Investment in debentures
EdgeVerve(1)	1,159	1,445
	1,159	1,445
Trade receivables
EdgeVerve	16	3
Brilliant Basics Limited	1	–
Infosys China	24	23
Infosys Mexico	7	3
Infosys Brasil	–	1
Infosys BPM	10	10
Infy Consulting Company Ltd.	6	13
Infosys Public Services	69	57
Infosys Shanghai	5	6
Infosys Sweden	4	–
Infosys Consulting Ltda.	6	–
Infosys McCamish Systems LLC	104	89
Panaya Ltd	129	115
Infosys Compaz Pte. Ltd	27	5
	408	325
Loans
Infosys China (2)	94	82
Infosys Consulting Holding AG(3)	–	89
Brilliant Basics Holdings Limited (4)	–	7
Infosys Consulting Pte Ltd (5)	277	663
Infosys Consulting S.R.L.(6)	9	–
	380	841
Prepaid expense and other assets
Panaya Ltd.	168	109
	168	109
Other financial assets
Infosys BPM	8	10
Panaya Ltd.	3	3
Infosys Austria GmbH	3	–
Infosys Consulting GmbH	1	2
Infosys China	8	2
Infosys Shanghai	1	1
Infy Consulting Company Ltd.	3	3
Infosys Management Consulting Pty Limited	1	–
Infosys Consulting AG	1	1
Infosys Public Services	1	3
Kallidus	2	2
Infosys Consulting Ltda.	3	1
Skava Systems Pvt. Ltd.	1	1
Infy Consulting B.V.	1	–
Infosys Brasil	–	1
Brilliant Basics Limited	2	1
Infosys Mexico	2	1
McCamish Systems LLC	1	1
Infosys Poland sp. z o o	1	–
Stater NV	21	–
Fluido Denmark A/S	1	–
Infosys Compaz Pte. Ltd	–	1
	65	34
Unbilled revenues
EdgeVerve	45	40
Kallidus	8	11
Stater Nederland B.V.	31	–
	84	51
Trade payables
Infosys China	6	8
Infosys BPM	60	50
Infosys (Czech Republic) Limited s.r.o.	10	6
Infosys Mexico	4	6
Infosys Sweden	3	3
Infosys Shanghai	5	6
Infosys Management Consulting Pty Limited	8	9
Infosys Consulting Pte Ltd.	3	4
Infy Consulting Company Ltd.	93	87
Infosys Brasil	–	2
Infosys consulting Ltda	5	–
Brilliant Basics Limited	8	7
Panaya Ltd.	12	4
Infosys Public Services	3	4
Kallidus	5	2
Portland Group Pty Ltd	2	1
Infosys Chile SpA	3	1
Infosys Compaz Pte. Ltd (formerly Trusted Source Pte. Ltd)	1	–
Infosys Middle East FZ-LLC	12	12
Infosys Poland Sp Z.o.o	3	1
Infosys Consulting S.R.L.	10	–
Skava Systems Pvt. Ltd.	1	–
McCamish Systems LLC	1	1
WDW Communications, Inc.	13	6
	271	220
Other financial liabilities
Infosys BPM	4	4
Brilliant Basics Limited	1	–
Fluido Oy	9	–
Fluido Sweden AB	2	–
Infosys Mexico	1	2
Infosys Consulting Ltda.	1	–
Infosys Compaz Pte. Ltd	1	–
Infosys China	2	1
Kallidus Inc,	3	–
Infosys Consulting GmbH	–	5
Stater Nederland B.V.	20	–
Infosys Middle East FZ-LLC	3	–
Infosys Consulting AG	–	1
	47	13
Accrued expenses
Infosys BPM	2	6
	2	6

(1)	At an interest rate of 8.35% per annum.
(2)	Interest at the rate of 6% per annum repayable on demand
(3)	Interest at the rate of 2.5% per annum repayable on demand
(4)	Interest at the rate of 3.5% per annum repayable on demand
(5)	Interest at the rate of 3% per annum repayable on demand.
(6)	Interest at the rate of 4% per annum repayable on demand.

(In crore)

Particulars	Maximum amount outstanding during the
	Year ended March 31, 2020	Year ended March 31, 2019
Loans and advances in the nature of loans given to Subsidiaries:
Infosys China	94	86
Brilliant Basics	8	8
Infosys Consulting Pte Ltd	1,906	678
Infosys Consulting Holding AG	86	114
Infosys Consulting S.R.L Argentina	8	–
Infosys Consulting S.R.L. Romania	9	–

The details of the related parties transactions entered into by the Company for the year ended March 31, 2020 and March 31, 2019 are as follows:

(In crore)

Particulars	Year ended March 31,
	2020	2019
Capital transactions:
Financing transactions
Equity
Infosys Consulting Brazil	140	43
Wongdoody Holding Company Inc	9	261
Infosys Chile SpA	–	7
Infosys BPM	1	–
Infosys Nova Holdings LLC	1,335	–
Brilliant Basics Holding Limited	–	13
Infosys Luxembourg S.a r.l.	–	4
Infosys Australia (1)	–	(33)
Infosys Brazil	–	127
S.C. Infosys Consulting S.R.L	–	34
Preference shares
Infosys Consulting Pte Ltd.(2)	1,318	–
	2,803	456
Debentures (net of repayment)
Edgeverve	(286)	(335)
	(286)	(335)
Loans (net of repayment)
Infosys Consulting Holding AG	(92)	(20)
Brilliant Basics Holdings Limited	(7)	–
Infosys Consulting Pte Ltd.(2)	(496)	678
Infosys Consulting S.R.L.	8	–
	(587)	658
Revenue transactions:
Purchase of services
Infosys China	76	85
Infosys Management Consulting Pty Limited	108	94
Infy Consulting Company Limited	1,030	857
Infosys Consulting Pte Ltd.	34	40
Portland Group Pty Ltd	22	16
Infosys (Czech Republic) Limited s.r.o.	98	56
Infosys BPM	733	655
Infosys Sweden	48	52
Infosys Shanghai	74	74
Infosys Mexico	67	71
Infosys Public Services	35	39
Panaya Ltd.	102	94
Infosys Brasil	10	13
Infosys Poland Sp Z.o.o	30	29
Infosys Consulting S.R.L.	22	–
Infosys Compaz Pte. Ltd (formerly Trusted Source Pte. Ltd)	6	–
Infosys Consulting Ltda.	14	–
Kallidus	26	51
Brilliant Basics Limited	95	74
Brilliant Basics (MENA)	–	3
Infosys Chile SpA	14	5
Infosys Middle East FZ-LLC	83	95
Fluido Oy	12	–
Fluido Sweden AB (Extero)	18	–
McCamish Systems LLC	6	7
WDW Communications, Inc.	61	11
WongDoody, Inc.	–	2
	2,824	2,423
Purchase of shared services including facilities and personnel
Brilliant Basics Limited	5	7
Infosys BPM	3	3
Fluido Oy	1	–
WDW Communications, Inc.	12	1
	21	11
Interest income
Infosys China	6	5
Infosys Consulting Holding AG	1	2
Infosys Consulting Pte Ltd.	39	6
EdgeVerve	107	141
	153	154
Guarantee income
Infosys Consulting Pte Ltd.	1	–
	1	–
Sale of services
Infosys China	23	31
Infosys Mexico	34	20
Infy Consulting Company Limited	44	54
Infosys Brasil	3	6
Infosys BPM	121	101
McCamish Systems LLC	320	238
Infosys Sweden	11	3
Infosys Shanghai	5	8
EdgeVerve	597	469
Infosys Public Services	749	766
Infosys Compaz Pte Ltd	64	13
Infosys Consulting Ltda.	5	–
Infosys Austria GmbH	2	–
Fluido Denmark A/S	1	–
Stater Nederland B.V.	45	–
	2,024	1,709
Sale of shared services including facilities and personnel
EdgeVerve	33	36
Panaya Ltd.	9	45
HIPUS	1	–
Infosys BPM	25	27
	68	108

(1)	Represents redemption of investment
(2)	Includes redemption by way of issuing Redeemable preference shares

Transactions with key management personnel

The related party transactions with above KMP which comprise directors and executive officers are as follows :

(In crore)

Particulars	Year ended March 31,
	2020	2019
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)	118	96
Commission and other benefits to non-executive/independent directors	8	7
Total	126	103

(1)	Total employee stock compensation expense for the year ended March 31, 2020 and March 31, 2019 includes a charge of 56 crore and 33 crore, towards key managerial personnel respectively. (Refer note no. 2.11)

(2)	On December 20, 2018, the Board appointed Nilanjan Roy as the Chief Financial Officer of the Company with effect from March 1, 2019.
(3)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.24 CORPORATE SOCIAL RESPONSIBILITY

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief, COVID-19 and rural development projects. A CSR committee has been formed by the company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

a)Gross amount required to be spent by the company during the year is 360 crore.

b)Amount spent during the year on:

 (in crore)

Particulars	In Cash	Yet to be paid in Cash	Total
1. Construction / acquisition of any asset	–	–	–
2. On purposes other than (1) above	357	3	360

2.25 SEGMENT REPORTING

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the consolidated financial statements.

2.26 FUNCTION-WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

 (in crore)

Particulars	Note No.	Year ended March 31,
		2020	2019
Revenue from operations	2.17	79,047	73,107
Cost of sales		52,816	47,412
Gross Profit		26,231	25,695
Operating expenses
Selling and marketing expenses		3,814	3,661
General and administration expenses		4,526	4,225
Total operating expenses		8,340	7,886
Operating profit		17,891	17,809
Reduction in the fair value of assets held for sale	2.4.7	–	265
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.4.7	–	469
Interest expense		114	–
Other income, net	2.18	2,700	2,852
Profit before tax		20,477	19,927
Tax expense:
Current tax	2.16	5,235	5,189
Deferred tax	2.16	(301)	36
Profit for the year		15,543	14,702
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(184)	(21)
Equity instruments through other comprehensive income, net		(31)	78
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(36)	21
Fair value changes on investments, net	2.4	17	1
Total other comprehensive income/(loss), net of tax		(234)	79
Total comprehensive income for the year		15,309	14,781

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru April 20, 2020